FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor 1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	Report of Independent Public Accountants

2.	Financial Statements as of December 31, 2003, 2002 and 2001

3.	Statutory Audit Committee’s Report

SOCIEDAD ANONIMA

Financial Statements as of December 31, 2003, 2002 and 2001

Report of Independent Public Accountants

Statutory Audit Committee’s Report

ITEM 1

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph -

See Note 12 to the primary financial statements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF YPF SOCIEDAD ANONIMA:

1.          We have audited the balance sheet of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended and the notes 1 to 12 and exhibits A, C, E, F, G and H. We have also audited the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2003 and 2002, and the related consolidated statements of income and cash flows for the years then ended and the Notes 1 to 4 and exhibits A and H, which are presented as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

The financial statements of YPF SOCIEDAD ANONIMA for the year ended December 31, 2001, which are presented for comparative purposes were audited by other auditors, who issued their unqualified report dated March 8, 2002. These financial statements, presented for comparative purposes, include the effects of the application of the new generally accepted accounting principles in Buenos Aires, Argentina, as mentioned in Note 1 to the accompanying financial statements, which were not covered by the opinion of the other auditors.

2.          We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.          As described in Note 9 to the accompanying primary financial statements, during year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar in place since March 1991 and adopted a set of monetary, financial, fiscal and exchange measures. The accompanying financial statements should be read taking into account these issues. The future development of the economic crisis may require further measures from the Argentine Federal Government.

4.          In our opinion, the financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2003 and 2002 referred to in the first paragraph present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2003 and 2002 and the related results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles in Buenos Aires City, Argentina. Such accounting principles have been applied on a consistent basis, after giving retroactive effect to the modifications for the application of the new generally accepted accounting principles, as mentioned in Note 1 to the accompanying financial statements, with which we concur.

5.          Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with accounting principles generally accepted in Buenos Aires City, Argentina, but do not conform with accounting principles generally accepted in the United States of America (see Note 12 to the accompanying primary financial statements).

Buenos Aires, Argentina

March 4, 2004

DELOITTE & Co. S.R.L.

RICARDO C. RUIZ

Partner

ITEM 2

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003, 2002 AND 2001

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

Avenida Presidente Roque Sáenz Peña 777 – Buenos Aires

FISCAL YEARS NUMBER 27, 26 AND 25

BEGINNING ON JANUARY 1, 2003, 2002 AND 2001

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003, 2002 AND 2001

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, marketing, transportation and distribution of oil and petroleum products, and petroleum derivatives, including petrochemicals and chemicals, generation of electric power from hydrocarbons, as well as rendering telecommunications services.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 9, 2003.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001:
not incorporated.

Capital structure as of December 31, 2003

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)

• Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

JOSE MARIA RANERO DIAZ
Director

Schedule I

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003, 2002 AND 2001

(amounts expressed in millions of Argentine pesos - Note 1.a to the primary financial statements)

	2003	2002	2001
Current Assets
Cash	365	321	132
Investments (Note 2.a)	961	512	229
Trade receivables (Note 2.b)	1,992	2,131	2,288
Other receivables (Note 2.c)	6,425	5,204	1,877
Inventories (Note 2.d)	974	905	774
Other assets (Note 1.c)	—	—	308
Total current assets	10,717	9,073	5,608

Noncurrent Assets
Trade receivables (Note 2.b)	84	81	176
Other receivables (Note 2.c)	1,445	1,764	1,706
Investments (Note 2.a)	573	405	1,011
Fixed assets (Note 2.e)	20,444	20,733	21,981
Intangible assets	32	46	65
Goodwill	22	29	309
Total noncurrent assets	22,600	23,058	25,248
Total assets	33,317	32,131	30,856

Current Liabilities
Accounts payable (Note 2.f)	1,895	1,905	2,471
Loans (Note 2.g)	1,049	1,971	2,851
Salaries and social security	102	103	164
Taxes payable	3,396	588	356
Net advances from crude oil purchasers	260	401	332
Dividends payable	—	2	4
Reserves	98	142	295
Total current liabilities	6,800	5,112	6,473

Noncurrent Liabilities
Accounts payable (Note 2.f)	454	289	605
Loans (Note 2.g)	2,096	3,773	3,288
Salaries and social security	119	142	114
Taxes payable	21	64	—
Net advances from crude oil purchasers	881	1,327	1,118
Reserves	537	542	401
Total noncurrent liabilities	4,108	6,137	5,526
Total liabilities	10,908	11,249	11,999
Temporary translation differences	(115)	—	—
Derivative instruments - temporary valuation differences (Note 1.c)	(10)	(14)	(4)
Shareholders’ Equity	22,534	20,896	18,861
Total liabilities, temporary differences and shareholders’ equity	33,317	32,131	30,856

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

JOSE MARIA RANERO DIAZ
Director

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1.a to the primary financial statements)

	2003	2002	2001

Net sales (Note 4)	21,172	19,745	17,942
Cost of sales	(11,323)	(11,228)	(10,741)
Gross profit	9,849	8,517	7,201

Administrative expenses (Exhibit H)	(404)	(435)	(480)
Selling expenses (Exhibit H)	(1,184)	(1,115)	(1,721)
Exploration expenses (Exhibit H)	(277)	(242)	(224)
Operating income	7,984	6,725	4,776

Income (Loss) on long-term investments (Note 4)	150	(450)	(227)
Amortization of goodwill	(4)	(18)	(42)
Other expenses, net (Note 2.h)	(156)	(277)	(206)
Financial income (expense), net and holding gains (losses):
(Losses) Gains on assets
Interests	231	259	143
Exchange differences	(902)	2,049	(46)
Holding gains (losses) on inventories	47	69	(88)
Losses on exposure to inflation	(8)	(1,715)	—
Gains (Losses) on liabilities
Interests	(254)	(682)	(647)
Exchange differences	819	(4,195)	(44)
Gains on exposure to inflation	14	1,221	—
Income (loss) from sale of long-term investments	—	690	(274)
Net income before income tax and minority interest	7,921	3,676	3,345
Minority interest	—	—	(2)
Income tax	(3,293)	(60)	(1,424)
Net income	4,628	3,616	1,919
Earnings per share	11.77	9.19	4.88

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

JOSE MARIA RANERO DIAZ
Director

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(amounts expressed in millions of Argentine pesos - Note 1.a to the primary financial statements)

	2003	2002	2001
Cash Flows from Operating Activities
Net income	4,628	3,616	1,919
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	—	—	2
Dividends from long-term investments	27	14	80
(Income) Loss from sale of long-term investments	—	(690)	274
(Income) Loss on long-term investments	(150)	450	227
Amortization of goodwill	4	18	42
Depreciation of fixed assets	2,311	2,165	2,295
Consumption of materials and fixed assets retired, net of allowances	447	282	32
Increase in allowances for fixed assets	67	73	88
Net (decrease) increase in reserves	(44)	366	(4)
Changes in assets and liabilities:
Trade receivables	120	(1,212)	392
Other receivables	(1,507)	(1,426)	(626)
Inventories	(69)	(155)	185
Accounts payable	21	956	(60)
Salaries and social security	(32)	123	(28)
Taxes payable	2,769	519	(1,327)
Net advances from crude oil purchasers	(415)	(556)	648
Exchange differences, interests and others	(750)	1,581	(208)
Net cash flows provided by operating activities	7,427 (1)	6,124 (1)	3,931 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(2,419)	(2,905)	(2,915)
Capital contributions in long-term investments	(6)	(27)	(554)
Proceeds from sale of long-term investments	—	1,490	3,293
Investments (non cash and equivalents)	(37)	49	(47)
Net cash flows used in investing activities	(2,462)	(1,393)	(223)

Cash Flows from Financing Activities
Proceeds from loans	96	138	6,303
Payment of loans	(1,618)	(4,168)	(7,055)
Dividends paid	(2,990)	(37)	(3,632)
Net cash flows used in financing activities	(4,512)	(4,067)	(4,384)

Increase (Decrease) in Cash and Equivalents	453	664	(676)
Cash and equivalents at the beginning of years(2)	818	340	986
Cash and equivalents from the merger with Astra C.A.P.S.A. and Repsol Argentina S.A.	—	—	30
Effect of changes in the purchasing power of Argentine pesos on cash and equivalents	(6)	(186)	—
Cash and equivalents at the end of years(2)	1,265	818	340

For supplemental information on cash and equivalents, see Note 2.a.

(1)          Includes (233), (222) and (2,494) corresponding to income tax and minimum presumed income tax payments and (305), (540) and (551) corresponding to interest payments for the years ended December 31, 2003, 2002 and 2001, respectively.

(2)          Includes 154, 129 and 24 as of December 31, 2002, 2001 and 2000, respectively, generated by changes in information of prior years mentioned in Note 1.a.

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

JOSE MARIA RANERO DIAZ
Director

Schedule I

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(amounts expressed in millions of Argentine pesos - Note 1.a to the primary financial statements, except where otherwise indicated)

1.              CONSOLIDATED FINANCIAL STATEMENTS

a)                  Consolidation policies:

Following the methodology established by Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), YPF Sociedad Anónima (the “Company” or “YPF”) has consolidated its balance sheets as of December 31, 2003, 2002 and 2001 and the related statements of income and cash flows for the years then ended as follows:

•                  Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to the Company’s balances after considering the corresponding consolidation adjustments. If applicable, minority shareholders’ interest on equity and net income is disclosed separately in the balance sheets and income statements, respectively.

•                  Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost and expenses, and considering the corresponding consolidation adjustments. The mentioned proportional consolidation of assets and liabilities has originated the modification of the consolidated financial statements, which are presented for comparative purposes, in order to give retroactive effect to the new generally accepted accounting principles mentioned in Note 1.b to the primary financial statements, by increasing total assets and total liabilities in 1,717 and 2,291 as of December 31, 2002 and 2001, respectively.

Under General Resolution No. 368 from the Argentine Securities Commission (“CNV”), the Company discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements.

b)                  Financial statements used for consolidation:

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions as well as available management information.

c)                  Valuation criteria:

In addition to the valuation criteria disclosed in the notes to the YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Fixed assets

Unproved properties: have been valued at cost restated as detailed in Note 1.a to the primary financial statements. International non-producing leasehold costs are reviewed periodically by Management to ensure the carrying value is recoverable based upon the geological and engineering estimates of total possible and probable reserves expected to be added over the remaining life of each concession.

Other assets

Includes the net assets related to the investments in Indonesia, which were valued at their estimated realizable value as of December 31, 2001 (Note 11 to primary financial statements).

Intangible assets

Corresponds to start up and organization costs, valued at acquisition cost restated as detailed in Note 1.a to the primary financial statements, less corresponding accumulated amortization, which is calculated using the straight-line method over its estimated useful life of five years.

In the opinion of Company’s Management, future activities will generate enough economic benefits to recover incurred costs.

Salaries and Social Security – Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc., a YPF’ subsidiary with operations in United States of America, has a number of trustee noncontributory pension plans and postretirement benefits.

The funding policy related to trustee noncontributory pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans are accrued based on years of service and compensation earned during years of employment. YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals whose employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. Other postretirement and postemployment benefits are funded as claims are incurred.

Recognition of revenues and construction costs

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current period. Anticipated losses on contracts in progress are expensed when identified.

Derivative instruments

Compañía Mega S.A. (“Mega”) and Profertil S.A. have entered into cash flow hedges, for which the objective is to provide protection against variability in cash flows due to changes in interest rates established in financial obligation contracts. Changes in the fair value of cash flow hedges are initially deferred in the account “Derivative instruments – temporary valuation differences” in the balance sheet and charged to financial expenses of the statement of income as related transactions are recognized. Fair value of these derivative instruments generated an increase in liabilities of 10, 14 and 4 as of December 31, 2003, 2002 and 2001, respectively, and were included in the account “Loans” of the balance sheet.

Global Petroleum Corporation (“Global”) has entered into certain future contracts in order to reduce risk of loss on inventory on hand which could result through fluctuations in market prices. Additionally, Global uses certain future contracts and swaps to hedge exposure of virtually all its forward purchase and sale commitments. Changes in the fair value of these fair value hedges and of the hedged items are recognized currently in earnings as an increase or decrease in “Net sales” or “Cost of sales”, as applicable.

2.              ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts

Assets

a)     Investments:

	2003			2002			2001
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent

Short-term investments and government securities	961	(1)	9	512	(1)	18	229	(1)	61
Long-term investments	—		857	—		578	—		1,259
Allowance for reduction in value of holdings in long-term investments	—		(293)	—		(191)	—		(309)
	961		573	512		405	229		1,011

(1)          Includes 900, 497 and 208 as of December 31, 2003, 2002 an 2001, respectively, with an original maturity of less than three months.

b)     Trade receivables:

	2003		2002		2001
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Accounts receivable	1,939	84	2,107	81	2,838	176
Related parties	428	—	477	—	451	—
Notes receivable	—	—	—	—	52	—
	2,367	84	2,584	81	3,341	176
Allowance for doubtful trade receivables	(375)	—	(453)	—	(1,053)	—
	1,992	84	2,131	81	2,288	176

c)     Other receivables:

	2003			2002			2001
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent

Deferred income tax	—		203	—		444	—		180
Tax credits and export rebates	285		106	311		191	344		384
Trade	40		—	28		—	86		—
Prepaid expenses	46		252	69		341	46		373
Concessions charges	18		125	17		144	15		163
Related parties	5,906	(1)	615	4,571	(1)	447	1,071	(1)	174
Loans to clients	9		87	11		92	51		224
From the renegotiation of long-term contracts	—		25	—		27	—		70
From joint ventures and other agreements	29		—	38		—	113		—
Miscellaneous	214		112	264		175	380		217
	6,547		1,525	5,309		1,861	2,106		1,785
Allowance for other doubtful accounts	(122)		—	(105)		—	(229)		—
Allowance for valuation of other receivables to their estimated realizable value	—		(80)	—		(97)	—		(79)
	6,425		1,445	5,204		1,764	1,877		1,706

(1)     Includes 4,393 due within three months, which accrues an annual interest rate from 0.94% to 2.15%, as of December 31, 2003, and 2,716 and 750 as of December 31, 2002 and 2001, respectively, with Repsol International Finance B.V. (other related party under common control).

d)     Inventories:

	2003	2002	2001

Refined products and other manufactured for sale	581	524	458
Crude oil	268	223	200
Products in process of refining and separation	16	14	21
Raw materials, packaging materials and others	109	144	95
	974	905	774

e)     Fixed assets:

	2003	2002	2001

Net book value of fixed assets (Exhibit A)	20,530	20,860	22,068
Allowance for unproductive exploratory drilling	(39)	(44)	(4)
Allowance for obsolescence of materials	(26)	(26)	(26)
Allowance for fixed assets to be disposed of	(21)	(57)	(57)
	20,444	20,733	21,981

Liabilities

f)     Accounts payable:

	2003		2002		2001
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Trade	1,543	37	1,557	4	1,729	23
Hydrocarbon well abandonment obligation	—	347	—	199	—	248
Related parties	144	—	118	—	76	—
From joint ventures and other agreements	104	—	113	—	143	—
Exploitation concessions	—	—	—	—	264	220
Miscellaneous	104	70	117	86	259	114
	1,895	454	1,905	289	2,471	605

g)    Loans:

			2003		2002		2001
	Interest rates(1)	Principal maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

YPF Negotiable Obligations	7.75-10.00%	2004-2028	574	1,075	983	2,406	200	2,157
Related parties(2)	1.92-3.23%	2004	50	—	378	5	1,299	—
Maxus Notes	10.38-10.83%	2004	6	—	86	4	4	59
Mega Negotiable Obligations	4.67-10.77%	2004-2014	29	409	34	503	23	349
Profertil syndicated loan	5.40-7.22%	2004-2010	41	366	34	451	20	310
Interest rate swaps	—	—	1	9	2	12	—	4
Other bank loans and other creditors	1.25-8.04%	2004-2007	348	237	454	392	1,305	409
			1,049	2,096	1,971	3,773	2,851	3,288

(1)          Annual interest rates as of December 31, 2003.

(2)          Includes 44 granted by Repsol Netherlands Finance B.V. as of December 31, 2003, and 32 and 346 and 6 and 1,286 granted by Repsol International Finance B.V. and Repsol Netherlands Finance B.V., respectively, as of December 31, 2002 y 2001.

Consolidated Statements of Income Accounts

h)    Other expenses, net:

	Income (Expense)
	2003	2002	2001

Reserve for pending lawsuits	(140)	(119)	(98)
Miscellaneous	(16)	(158)	(108)
	(156)	(277)	(206)

3.              COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Federal, state and local laws and regulations relating to health and environmental quality in the United States affects nearly all of the operations of YPF Holdings Inc.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability in connection with its business. However, as discussed below, its subsidiaries Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“TS”) have certain potential environmental liabilities associated with former operations of Maxus. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws or regulations will be administered or enforced.

As of December 31, 2003, reserves for environmental contingencies totaled 191. Management believes it has adequately reserved for all contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in additional reserves being required in the future. The main contingencies are detailed as follows:

Hudson County, New Jersey. Until 1972, Diamond Shamrock Chemical Company (“Chemicals”), a former Maxus’ chemical products subsidiary, operated a chromite ore processing plant at Kearny, New Jersey. According to the Department of Environmental Protection and Energy (“DEP”), wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County.

In 1990 Occidental Petroleum Corporation (“Occidental”), as successor to Chemicals, signed an administrative consent order with the DEP for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. The work is presently being performed by TS on behalf of Occidental. TS submitted its remedial investigation reports to the DEP in late 2001. TS is required to provide financial assurance related with the previously mentioned work. Currently, the required financial assurance is provided for US$ 20 million by a related company of YPF Holdings Inc., however, it is expected that in 2004, the financial assurance will be instrumented through a letter of credit. This financial assurance may be reduced with the approval of the DEP following any annual cost review. YPF Holdings Inc. has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being approximately 85 as of December 31, 2003. In addition, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called “orphan” chrome sites located in Hudson County, New Jersey. Occidental and Maxus have declined participation as to those sites for which there is no evidence of the presence of residue generated by Chemicals. It is possible that the State of New Jersey might institute legal actions seeking recovery of its expenditures in connection with these sites. Parties have had preliminary discussions concerning the possible settlement of this dispute. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements.

Painesville, Ohio.  From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio involving several discrete but contiguous plant sites over an area of about 1,300 acres.  The primary area of concern historically has been Chemicals’ former chromite ore processing plant. In 1995, the Ohio Environmental Protection Agency (“OEPA”) issued its Directors’ Final Findings and Order (the “Director’s Order”) by consent ordering that a remedial investigation and feasibility study be conducted at the former Painesville plant area. TS has agreed to participate in the remedial investigation and feasibility study as required by the Director’s Order. On March 2002, TS submitted the remedial investigation report covering the entire site to the OEPA and will submit required feasibility reports separately. As of December 31, 2003, YPF Holdings Inc. has reserved approximately 3 for its estimated share of the cost to perform the remedial investigation and feasibility study. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, changes, including additions, to the reserve will be made as may be required.

Passaic River, New Jersey.  Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to Chemicals’ former Newark Plant, New Jersey agricultural chemicals plant, are contaminated with hazardous chemicals from many sources. Pursuant to an agreement with the U.S. Environmental Protection Agency (“EPA”), TS is conducting further testing and studies to characterize contaminated sediment and biota, and to examine the stability of the sediments, in a six-mile portion of the Passaic River near the plant site. YPF Holdings Inc. currently expects the testing and studies to be completed in the year 2004 with a future cost of approximately 23. The estimated cost of these studies has been reserved. However, amounts reserved in connection with continuing such other studies and related matters related to the Passaic River is currently being reassessed, considering the DEP’s Directive No. 1 and the Notice of Intent.

DEP’s Directive No. 1 was issued in September 2003 and served to approximately sixty six companies including certain subsidiaries of YPF Holdings Inc. Directive No. 1 asserts that the served entities are jointly and severally liable for the natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the Lower Passaic River. The DEP is asserting jurisdiction in this matter even though all or part of the Lower Passaic River has been designated as a Superfund site and is a subject of a Congressional Urban Rivers Restoration Initiative. Maxus and TS are presently assessing such Directive and determining the appropriate response thereto. The remediation costs that may be required, if any, cannot be reasonably estimated at this time.

In November 2003, several environmental groups sent TS, Maxus and others a Notice of Intent through which they informed their intention to sue the notified for “abatement of an imminent and substantial endangerment to health and the environment” in connection with alleged discharges from the former Newark Plant. The environmental groups intend to seek an order requiring the prospective defendants to fund independent scientific studies and any appropriate abatement measures that may be identified. On February 13, 2004, the EPA and Occidental entered into an administrative order on consent pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. Once the work plan and estimated cost of these studies have been determined, an appropriate reserve will be established. TS and Maxus believe that the concerns raised by these environmental groups are being addressed through existing regulatory mechanisms, including the above-mentioned administrative order, and that the threatened litigation is unnecessary.

Third Party Sites.  Chemicals has also been designated as a potentially responsible party (“PRP”) with respect to a number of third party sites where hazardous substances were disposed or have come to be located. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At a number of these sites, the ultimate response cost and Chemicals’ share of such costs cannot be estimated at this time. At December 31, 2003, YPF Holdings Inc. has reserved 14 for these concepts, of which 12 were canceled during January 2004.

Legal Proceedings.  In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. While this action is in the discovery stage, both Maxus and Occidental have filed motions for partial summary judgment. On January 2002, the court granted Occidental’s and denied Maxus’ respective motions for partial summary judgments. Maxus believes the court erred and has appealed.

The Texas State Comptroller assessed Midgard Energy Company (“Midgard”), a subsidiary of YPF Holdings Inc., approximately 73 in Texas state franchise taxes, plus penalties and interests for periods from 1997 back to 1984. The basis for the assessment essentially is the Comptroller’s attempt to characterize certain Midgard’s debt as capital contributions. YPF Holdings Inc. believes the assessment is without substantial merit and has challenged the assessment through administrative appeal procedures.

In May 2003, the U.S. Internal Revenue Service (“IRS”) assessed Maxus and YPF Holdings Inc. an aggregate of approximately 70 additional income taxes for the years from 1994 through 1997. Maxus and YPF Holdings Inc. believe that most of the assessments are without merit and they have protested them. On January 30, 2004, the IRS assessed YPF Holdings Inc. an additional 22 in withholding taxes the IRS contends should have been withheld from an interest payment to YPF International Ltd. in 1997. The Company is currently analyzing the merit of such assessment and cannot reasonably estimate its outcome.

4.              CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into five segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil arising from service contracts and concession obligations (“Exploration and Production”); the refining and marketing of crude oil and petroleum derivatives (“Refining and Marketing”); the petrochemical operations (“Chemical”); the marketing of natural gas, natural gas liquids and electric power generation (“Natural Gas and Electricity”); and other activities, not falling into these categories, which principally include corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations mentioned in Note 3 (“Corporate and Other”).

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production	Refining and Marketing		Chemical	Natural Gas and Electricity		Corporate and Other	Consolidation Adjustments	Total
Year ended December 31, 2003
Net sales to unrelated parties	1,220	15,502		1,369	267		119	—	18,477
Net sales to related parties	383	2,161		—	151		—	—	2,695
Net intersegment sales and fees	10,547	650		184	—		117	(11,498)	—
Total net sales and revenues for services	12,150	18,313		1,553	418	(1)	236	(11,498)	21,172
Operating income (loss)	6,184	1,554		387	180		(311)	(10)	7,984
Income (loss) on long-term investments	17	15		69	49		—	—	150
Depreciation, depletion and amortization	1,812	375		72	27		29	—	2,315
Increases of fixed assets	2,281	181		47	4		39	—	2,552
Assets	15,548	7,573		1,985	1,018		7,788	(595)	33,317
Year ended December 31, 2002
Net sales to unrelated parties	1,446	14,339		1,216	240		205	—	17,446
Net sales to related parties	253	1,955		—	91		—	—	2,299
Net intersegment sales and fees	11,322	778		367	16		258	(12,741)	—
Total net sales and revenues for services	13,021	17,072		1,583	347	(1)	463	(12,741)	19,745
Operating income (loss)	6,676	(107)		340	137		(300)	(21)	6,725
Income (loss) on long-term investments	(7)	64		—	(507)		—	—	(450)
Depreciation, depletion and amortization	1,643	342		128	78		32	—	2,223
Increases of fixed assets	2,257	303		148	150		47	—	2,905
Assets	17,429	8,902		1,877	772		3,828	(677)	32,131
Year ended December 31, 2001
Net sales to unrelated parties	3,210	10,594		640	149		86	—	14,679
Net sales to related parties	2,515	541		—	73		134	—	3,263
Net intersegment sales and fees	4,988	754		391	24		—	(6,157)	—
Total net sales and revenues for services	10,713	11,889	(2)	1,031	246	(1)	220	(6,157 (2)	17,942
Operating income (loss)	4,530	388		—	62		(314)	110	4,776
Income (loss) on long-term investments	7	98		(105)	(227)		—	—	(227)
Depreciation, depletion and amortization	1,736	469		66	40		26	—	2,337
Increases of fixed assets	2,287	354		222	6		46	—	2,915
Assets	17,892	9,088		1,982	1,238		814	(158)	30,856

(1)     Natural gas sales are recorded in the Exploration and Production segment.

(2)     Effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, Refining and Marketing total net sales and Consolidation Adjustments as of December 31, 2001 would have been approximately 14,177 and (8,444).

Export revenues for the years ended December 31, 2003, 2002 and 2001 were 7,422, 8,605 and 5,421. The export sales were mainly to the United States of America, Brazil and Chile.

JOSE MARIA RANERO DIAZ
Director

Schedule I
Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003, 2002 AND 2001 FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1.a to the primary financial statements)

	2003
	Cost
Main Account	Amounts at Beginning of Year	Traslation Net Effect (6)	Increases		Net Decreases and Transfers		Amounts at End of Year

Land and buildings	2,335	(1)	1		(48)		2,287
Mineral property, wells and related equipment	37,261	(8)	22		1,910		39,185
Refinery equipment and petrochemical plants	8,519	—	9		(95)		8,433
Transportation equipment	1,659	—	1		98		1,758
Materials and equipment in warehouse	314	—	469		(508)		275
Drilling and work in progress	1,337	(4)	2,042		(2,024)		1,351
Furniture, fixtures and installations	459	—	—		(6)		453
Selling equipment	1,275	—	—		(35)		1,240
Other property	347	(3)	8		6		358
Total 2003	53,506	(16)	2,552	(2)(9)	(702	)(1)	55,340
Total 2002	53,169	1,293	2,905	(2)	(3,861	)(1)(5)	53,506)
Total 2001	52,450	—	9,457	(2)(7)	(8,738	)(1)(5)	53,169

	2003
	Depreciation									2002		2001
Main Account	Accumulated at Beginning of Year	Net Decreases and Transfers		Depreciation Rate	Increases		Accumulated at End of Year	Net Book Value		Net Book Value		Net Book Value

Land and buildings	890	(16)		2%	47		921	1,366		1,445		1,545
Mineral property, wells and related equipment	24,576	(56)		(4)	1,789		26,309	12,876	(3)	12,685	(3)	13,945	(3)
Refinery equipment and petrochemical plants	4,671	(2)		4-10%	297		4,966	3,467		3,848		3,623
Transportation equipment	1,115	(4)		4-5%	38		1,149	609		544		532
Materials and equipment in warehouse	—	—		—	—		—	275		314		255
Drilling and work in progress	—	—		—	—		—	1,351		1,337		1,304
Furniture, fixtures and installations	368	(13)		10%	33		388	65		91		117
Selling equipment	773	(50)		10%	87		810	430		502		637
Other property	253	(6)		10%	20		267	91		94		110
Total 2003	32,646	(147	)(1)		2,311		34,810	20,530
Total 2002	31,101	(620	)(1)(5)		2,165		32,646			20,860
Total 2001	29,378	(3,373	)(1)(5)		5,096	(8)	31,101					22,068

(1)   Includes 108, 32 and 1,227 of net book value charged to fixed assets allowances for the years ended December 31, 2003, 2002 and 2001, respectively.

(2)   Includes 53, 40 and 35 corresponding to capitalized financial expenses for those assets whose construction is extended in time for the years ended December 31, 2003, 2002 and 2001, respectively.

(3)   Includes 1,514, 1,652 and 1,775 of mineral property as of December 31, 2003, 2002 and 2001, respectively.

(4)   Depreciation has been calculated according to the unit of production method.

(5)   Includes 2,927 and 4,106 corresponding to net decreases for the years ended December 31, 2002 and 2001, respectively, related to the transactions mentioned in Note 11 to the primary financial statements.

(6)   Includes the net effect of the exchange differences, originated in the translation of net book values at beginning of year, related to investments in foreign companies.

(7)   Includes 6,542 corresponding to the cost of fixed assets of Astra and Repsol Argentina S.A. at the moment of their merger into YPF, and to fixed assets acquired to Pecom.

(8)   Includes 2,801 of fixed assets’ accumulated depreciation corresponding to Astra and Repsol Argentina S.A. at the moment of their merger into YPF.

(9)   Includes 133 related to hydrocarbon well abandonment obligations future costs.

JOSE MARIA RANERO DIAZ
Director

Schedule I
Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1.a to the primary financial statements)

	2003					2002	2001
	Production Costs	Administrative Expenses	Selling Expenses	Exploration Expenses	Total	Total	Total

Salaries and social security taxes	307	84	99	36	526	556	947
Fees and compensation for services	30	93	24	14	161	175	264
Other personnel expenses	103	35	23	21	182	140	195
Taxes, charges and contributions	176	10	116	—	302	280	263
Royalties and easements	1,470	—	—	—	1,470	1,604	1,088
Insurance	72	3	19	2	96	63	35
Rental of real estate and equipment	153	4	61	2	220	173	237
Survey expenses	—	—	—	94	94	55	18
Depreciation of fixed assets	2,155	25	131	—	2,311	2,165	2,295
Industrial inputs, consumable materials and supplies	449	10	22	2	483	559	479
Construction and other service contracts	326	42	45	8	421	559	580
Preservation, repair and maintenance	623	8	25	6	662	665	899
Contracts for the exploitation of productive areas	211	—	—	—	211	152	112
Unproductive exploratory drillings	—	—	—	87	87	99	109
Transportation, products and charges	427	—	508	—	935	890	772
Allowance for doubtful trade receivables	—	—	18	—	18	39	497
Publicity and advertising expenses	—	30	56	—	86	60	143
Fuel, gas, energy and miscellaneous	343	60	37	5	445	541	648
Total 2003	6,845	404	1,184	277	8,710
Total 2002	6,983	435	1,115	242		8,775
Total 2001	7,156	480	1,721	224			9,581

JOSE MARIA RANERO DIAZ
Director

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2003, 2002 AND 2001

(amounts expressed in millions of Argentine pesos - Note 1.a)

	2003	2002	2001
Current Assets
Cash	233	216	53
Investments (Note 3.a)	673	374	13
Trade receivables (Note 3.b)	1,687	1,908	1,912
Other receivables (Note 3.c)	5,627	3,532	976
Inventories (Note 3.d)	675	594	552
Total current assets	8,895	6,624	3,506

Noncurrent Assets
Trade receivables (Note 3.b)	80	81	171
Other receivables (Note 3.c)	1,184	1,424	1,563
Investments (Note 3.a)	2,533	2,262	4,623
Fixed assets (Note 3.e)	18,702	18,910	18,549
Goodwill	—	—	51
Total noncurrent assets	22,499	22,677	24,957
Total assets	31,394	29,301	28,463

Current Liabilities
Accounts payable (Note 3.f)	1,618	1,603	2,119
Loans (Note 3.g)	650	1,074	2,178
Salaries and social security	76	74	135
Taxes payable	3,344	507	242
Net advances from crude oil purchasers (Note 3.h)	260	401	332
Reserves (Exhibit E)	37	73	248
Total current liabilities	5,985	3,732	5,254

Noncurrent Liabilities
Accounts payable (Note 3.f)	436	273	532
Loans (Note 3.g)	1,295	2,746	2,471
Taxes payable	13	38	—
Net advances from crude oil purchasers (Note 3.h)	881	1,327	1,118
Reserves (Exhibit E)	365	289	227
Total noncurrent liabilities	2,990	4,673	4,348
Total liabilities	8,975	8,405	9,602

Temporary translation differences (Note 3.i)	(115)	—	—
Shareholders’ Equity (per corresponding statements)	22,534	20,896	18,861
Total liabilities, temporary translation differences and shareholders’ equity	31,394	29,301	28,463

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

JOSE MARIA RANERO DIAZ
Director

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1.a)

	2003	2002	2001

Net sales	16,456	15,428	13,087
Cost of sales (Exhibit F)	(7,251)	(7,632)	(6,896)
Gross profit	9,205	7,796	6,191

Administrative expenses (Exhibit H)	(327)	(327)	(320)
Selling expenses (Exhibit H)	(1,083)	(981)	(1,502)
Exploration expenses (Exhibit H)	(154)	(145)	(165)
Operating income	7,641	6,343	4,204

Income (Loss) on long-term investments	389	(715)	(726)
Amortization of goodwill	—	(13)	(26)
Other expenses, net (Note 3.j)	(161)	(188)	(165)
Financial income (expense), net and holding gains (losses):
(Losses) Gains on assets
Interests	207	227	132
Exchange differences	(854)	1,966	(66)
Holding gains (losses) on inventories	57	18	(88)
Losses on exposure to inflation	(5)	(1,498)	—
Gains (Losses) on liabilities
Interests	(154)	(552)	(551)
Exchange differences	735	(3,781)	—
Gains on exposure to inflation	14	1,276	—
Income from sale of long-term investments	—	576	469
Net income before income tax	7,869	3,659	3,183
Income tax (Note 3.k)	(3,241)	(43)	(1,264)
Net income	4,628	3,616	1,919
Earnings per share (Note 1.a)	11.77	9.19	4.88

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

JOSE MARIA RANERO DIAZ
Director

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(amounts expressed in millions of Argentine pesos - Note 1.a, except for per share amount in pesos)

	Shareholders’ Contributions					Legal Reserve	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders’ Equity
	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Irrevocable Contributions	Total

Balance as of December 31, 2000	3,530	6,783	—	—	10,313	599	—	7,317	18,229
Merger with Astra C.A.P.S.A. and Repsol Argentina S.A. as of January 1, 2001	403	483	640	28	1,554	75	7	439	2,075
Cumulative effect of changes in accounting principles (Note 1.b)	—	—	—	—	—	—	—	98	98

Restated balance	3,933	7,266	640	28	11,867	674	7	7,854	20,402

As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 18, 2001:
• Appropriation to Legal Reserve	—	—	—	—	—	134	—	(134)	—
• Cash dividends (Ps. 2 per share)	—	—	—	—	—	—	—	(1,730)	(1,730)
As decided by the Board of Directors’ meeting of November 29, 2001:
• Prepaid cash dividends (Ps. 2 per share)	—	—	—	—	—	—	—	(1,730)	(1,730)
Net income	—	—	—	—	—	—	—	1,919	1,919

Balance as of December 31, 2001	3,933	7,266	640	28	11,867	808	7	6,179	18,861

As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 10, 2002:
• Appropriation to Legal Reserve	—	—	—	—	—	56	—	(56)	—
• Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,707	(1,707)	—
As decided by the Board of Directors’ meeting of November 7, 2002:
• Cash dividends (Ps. 4 per share)	—	—	—	—	—	—	(1,581)	—	(1,581)
Net income	—	—	—	—	—	—	—	3,616	3,616

Balance as of December 31, 2002	3,933	7,266	640	28	11,867	864	133	8,032	20,896

As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 9, 2003:
• Cash dividends (Ps. 5 per share)	—	—	—	—	—	—	—	(1,967)	(1,967)
• Appropriation to Legal Reserve	—	—	—	—	—	167	—	(167)	—
• Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,023	(1,023)	—
As decided by the Board of Directors’ meeting of July 2, 2003:
• Cash dividends (Ps. 2.60 per share)	—	—	—	—	—	—	(1,023)	—	(1,023)
Net income	—	—	—	—	—	—	—	4,628	4,628

Balance as of December 31, 2003	3,933	7,266	640	28	11,867	1,031	133	9,503	22,534

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

JOSE MARIA RANERO DIAZ
Director

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(amounts expressed in millions of Argentine pesos - Note 1.a)

	2003	2002	2001
Cash Flows from Operating Activities
Net income	4,628	3,616	1,919
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) Loss on long-term investments and amortization of goodwill	(389)	728	752
Dividends from long-term investments	40	15	62
Depreciation of fixed assets	2,216	2,000	1,916
Income from sale of long-term investments	—	(576)	(469)
Consumption of materials and fixed assets retired, net of allowances	280	249	29
Increase in allowances for fixed assets	67	73	88
Net increase in reserves	43	144	13
Changes in assets and liabilities:
Trade receivables	206	(1,064)	437
Other receivables	(2,329)	(1,842)	(171)
Inventories	(81)	(42)	149
Accounts payable	43	693	(40)
Salaries and social security	3	12	(15)
Taxes payable	2,816	434	(1,317)
Net advances from crude oil purchasers	(415)	(556)	648
Exchange differences, interests and others	(200)	2,240	9
Net cash flows provided by operating activities	6,928 (1)	6,124 (1)	4,010 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(2,222)	(2,682)	(2,425)
Capital contributions in long-term investments	(6)	(26)	—
Capital distributions from long-term investments	—	13	1,231
Proceeds from sales of long-term investments	—	917	2,351
Investments (non cash and equivalents)	(18)	29	(44)
Net cash flows (used in) provided by investing activities	(2,246)	(1,749)	1,113

Cash Flows from Financing Activities
Proceeds from loans	—	58	4,535
Payment of loans	(1,397)	(3,848)	(6,065)
Dividens paid	(2,990)	(37)	(3,632)
Net cash flows used in financing activities	(4,387)	(3,827)	(5,162)

Increase (Decrease) in Cash and Equivalents	295	548	(39)
Cash and equivalents at the beginning of years	574	57	81
Cash and equivalents from the merger with Astra C.A.P.S.A. and Repsol Argentina S.A.	—	—	15
Effect of changes in the purchasing power of Argentine pesos on cash and equivalents	(5)	(31)	—
Cash and equivalents at the end of years	864	574	57

For supplemental information on cash and equivalents, see Note 3.a.

(1)   Includes (223), (203) and (2,490) corresponding to income tax payments and (223), (452) and (499) corresponding to interest payments, for the years  ended December 31, 2003, 2002 and 2001, respectively.

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

JOSE MARIA RANERO DIAZ
Director

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1.a)

1.     SIGNIFICANT ACCOUNTING POLICIES AND MODIFICATION OF COMPARATIVE INFORMATION

a)     Significant accounting policies

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Buenos Aires City, Argentina, considering the regulations of the CNV. They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

The financial statements of YPF as of December 31, 2001, include the effect of the merger with Astra C.A.P.S.A. (“Astra”) and Repsol Argentina S.A. as of January 1, 2001, as mentioned in the accompanying notes and exhibits.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV.

General Resolution No. 441, approved by the CNV in April 2003, established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003. This discontinuation was also approved by the Buenos Aires City Professional Council in Economic Sciences (“C.P.C.E.C.A.B.A.”) through resolutions M.D. No. 41/2003 and C.D. No. 190/2003, discontinuing the restatement in constant Argentine pesos as from October 1, 2003. The effects of the discontinuation of the method for restatement in constant Argentine pesos required by the C.P.C.E.C.A.B.A., from March 1, 2003 to September 30, 2003, are not material.

The financial statements presented for comparative purposes, were restated into constant Argentine pesos as of February 28, 2003 to reflect the effect of changes in the purchasing power of money as of such date.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments purchased with an original maturity of less than three months to be cash and equivalents.

Derivative instruments

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, the Company has entered into certain hedging contracts related to forward crude oil sale agreements, which are described in Note 2.j.

Recognition of revenue criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks of loss pass to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and extraction and electric power generation have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, income, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s producing fields and undeveloped properties were converted into production concessions and exploration permits under Law No. 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of taken and granted loans, which has been estimated based on market prices or current interest rates offered to the Company at the end of each year, for investments or debt of the same remaining maturity approximates its carrying value.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information and historical trends. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Future results could differ from the estimations made by the Company’s Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding and the net income during the years ended as of December 31, 2003, 2002 and 2001.

b)     Modification of comparative information

From January 1, 2003, the Company applied new generally accepted accounting standards (Technical Resolutions No. 16 to 20 of F.A.C.P.C.E. as adopted by C.P.C.E.C.A.B.A.), which introduced modifications to the previously accepted valuation criteria of assets and liabilities and new disclosure requirements. Opening balances, unappropriated retained earnings as of January 1, 2003 and comparative financial statements were modified to give retroactive effect to the introduction of the new accounting principles. The modification of the comparative information does not imply any change to statutory decisions already taken.

The new generally accepted accounting standards were adopted by General Resolution No. 434 of the CNV with certain changes that do not have a material effect on these financial statements.

The main changes derived from the application of new generally accepted accounting standards are as follows:

Main changes in valuation criteria

•      Deferred income tax:

The liability method is used to calculate the income tax expense. Under the liability method, deferred tax assets and liabilities are recognized for differences between the financial and tax basis of assets and liabilities and for the tax loss carryforwards at the statutory rate at each reporting date.

•      Repairs and maintenance expenditures:

Major repairs and maintenance expenditures should be charged to expense as incurred, except for those attributable to a replacement of a fixed asset component, which may be capitalized and depreciated over the component expected useful life only in those cases in which future economic benefit is probable and the replaced asset is completely depreciated.

•      Vacation accrual:

Vacation expense is fully accrued in the year the employee renders service to earn such vacation.

•      Derivative instruments:

Effective cash flow hedges are carried at fair value with the corresponding changes in fair value initially deferred in the account “Derivative instruments - temporary valuation differences” and subsequently charged to income (loss) upon accrual of the related transaction as a component of financial expense.

Fair value hedges are carried at fair value. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the risk being hedged of the hedged item. If effective, these instruments do not have impact in net income.

•      Investments in shares and holdings in foreign companies:

Since January 1, 2003, net exchange differences arising on the translation of financial statements of foreign entities are charged to the balance sheet in the account “Temporary translation differences” up to partial or entire capital reimbursement or divestiture.

Main changes in disclosure requirements

•      Hydrocarbon well abandonment obligations:

Future estimated hydrocarbon well abandonment costs, determined following the guidelines of Resolution No. 5/96 of the Secretary of Energy, are recorded at fair value in the “Accounts payable” account and added to the carrying amount of the related fixed assets. This additional carrying amount is then depreciated using the unit-of-production method. Until December 31, 2002, future estimated hydrocarbon well abandonment costs had been considered in determining the accumulated depreciation of fixed assets. The effect on unappropriated retained earnings as of the beginning of the year 2003, derived from the application of this new accounting principle, has not been material.

•      Proportional consolidation:

YPF’s consolidated financial statements in Schedule I include the proportional consolidation of the financial statements of jointly controlled companies.

As a result of adoption of previously detailed new accounting valuation criteria, previous years information was modified as follows:

	Unappropriated Retained Earnings
	Gain (Loss)
	December 31, 2002	December 31, 2001	December 31, 2000
Changes in valuation criteria:
Deferred income tax	417	180	53
Repair and maintenance expenditures	48	62	64
Vacation accrual	(15)	(26)	(19)
Impact on related companies	12	—	—
Total	462	216	98

2.     VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)     Cash:

•      Amounts in Argentine pesos have been valued at face value.

•      Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each year. Exchange differences have been credited (charged) to current income. Additional information on assets denominated in foreign currency is presented in Exhibit G.

b)     Current investments, trade and other receivables and payables:

•      Amounts in Argentine pesos have been valued at face value, which includes accrued interest through the end of each year, if applicable. The discounted value does not differ significantly from their face value as of the end of each year if required by generally accepted accounting principles. Mutual funds have been valued at market value at the end of each year.

•      Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is presented in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)     Inventories:

•      Refined products for sale, products in process of refining and crude oil have been valued at replacement cost as of the end of each year.

•      Raw materials and packaging materials have been valued at cost restated as mentioned in Note 1.a, which does not differ significantly from its replacement cost as of the end of each year.

d)     Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost restated as detailed in Note 1.a.

If applicable, allowances have been made to reduce investments in shares and holdings in other companies to their estimated recoverable value.

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses, generate income and arrange borrowing abroad. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements for the year have been translated using the relevant exchange rate at the date of each transaction. Since January 1, 2003, exchange differences arising from the translation process have been included in the balance sheet in the “Temporary translation differences” account of the balance sheet.

Holding in preferred shares have been valued as defined in the respective bylaws.

If necessary, adjustments have been made to conform the accounting principles used by controlled, jointly controlled or significant influence companies to those of the Company.

The investments in companies under control, joint control or significant influence, have been calculated based upon the last available financial statements of these companies as of the end of each year, taking into account significant subsequent events and transactions as well as available management information (Exhibit C).

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

e)     Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1.a, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A.

Oil and gas producing activities

•      The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. Furthermore, costs of drilling exploratory wells are also charged to expense if the proved reserves determination process exceeds one year following completion of drilling.

•      Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

•      The capitalized costs related to producing activities, including tangible and intangible costs, have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

•      The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

•      The future costs for hydrocarbon wells abandonment obligations have been valued at its fair value with credit to the “Accounts payable” account of the balance sheet. This additional carrying amount is depreciated using the unit-of-production-method.

Other fixed assets

•      The Company’s other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and major repairs to the fixed assets have been charged to expense as incurred.

Renewals and betterments that materially extend the useful life of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated realizable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

f)       Goodwill

Represents the excess of the acquisition cost of certain noncurrent investments over book value, which had been similar to the fair value of net assets and liabilities acquired at the date of the respective acquisitions, restated as detailed in Note 1.a. Goodwill has been disclosed net of the related accumulated amortization. Amortization of goodwill was provided over its estimated useful life, using the straight-line method. During the year ended December 31, 2002, goodwill recorded by YPF was fully amortized.

g)      Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards at the actual statutory rate of 35%.

The Company has recorded the previously mentioned deferred tax assets and liabilities at face value. The effect of measuring such deferred tax assets and liabilities on a discounted basis is not material.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year, the Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

Income tax for the years ended December 31, 2003, 2002 and 2001, was charged to “Income tax” account in the statement of income (Note 3.k), since the annual income tax liability is higher than the tax on minimum presumed income.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation, storage and treatment. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established the implementation of a withholding system for hydrocarbon exports for five years. The applicable current rates are 5% for certain refined products, liquefied petroleum gas and natural gasoline and 20% for crude oil.

h)      Allowances and reserves:

•      Allowances: Amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated realizable value of these assets.

•      Reserves for losses: Amounts at face value have been provided for various contingencies involving the Company, which does not differ significantly from their discounted values if required by generally accepted accounting principles. The estimated probable amounts are recorded taking into consideration the probability and period of occurrence, based on Management’s expectations and in consultation with legal counsel.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

i)       Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable, material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

j)       Derivative instruments:

As of December 31, 2003, the Company hedged the crude oil price of future committed deliveries through price swap agreements originally covering approximately 23.9 and 24.1 million crude oil barrels to be delivered during the term of ten and seven years, respectively, under the forward crude oil sale agreements mentioned in Note 9.b (“hedged items”). Under these price swap agreements the Company will receive variable selling prices, which will depend upon market prices and will pay fixed prices. As of December 31, 2003, approximately 28 million of barrels of crude oil are hedged under these agreements.

Price swap agreements and hedged items have been valued at fair value and disclosed in the balance sheet in the “Net advances from crude oil purchases” account (Note 3.h). Changes in fair value of the price swaps and in the fair value of the risk being hedged of the hedged item are recognized in “Net sales”.

k)     Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1.a, except for the “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

l)       Statements of income accounts:

The amounts included in the income statement have been recorded by applying the following criteria:

•      Accounts which accumulate monetary transactions were restated by means of the application of the conversion factor of the month of the accrual to the original amounts, as detailed in Note 1.a.

•      Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month, restated as detailed in Note 1.a.

•      Depreciation and amortization of nonmonetary assets, valued at historical cost, have been recorded based on the restated historical cost of such assets, as detailed in Note 1.a.

•      Holding gains (losses) on inventories valued at replacement cost, net of the effect of the inflation, have been included in the account “Holding gains (losses) on inventories”.

•      The income (loss) on long-term investments in which control, joint control and significant influence is held, has been calculated on the basis of the income (loss) of those companies restated as mentioned in Note 1.a. and was included in the account “Income (Loss) on long-term investments”.

•      Financial income (expenses) are disclosed net of the effect of the general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in the account “Gains (Losses) on exposure to inflation”.

3.     ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet Accounts

Assets

a)     Investments:

	2003			2002			2001
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent

Short-term investments and government securities	673	(1)	—	374	(1)	8	13	(1)	44
Long-term investments (Exhibit C)	—		2,826	—		2,445	—		4,888
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—		(293)	—		(191)	—		(309)
	673		2,533	374		2,262	13		4,623

(1)   Includes 631, 358 and 4 as of December 31, 2003, 2002 and 2001, respectively, with an original maturity of less than three months.

b)     Trade receivables:

	2003			2002		2001
	Current		Noncurrent	Current	Noncurrent	Current	Noncurrent

Accounts receivable	1,554		80	1,766	81	2,400	171
Related parties (Note 7)	491		—	575	—	519	—
Notes receivable	—		—	—	—	20	—
	2,045	(1)	80	2,341	81	2,939	171
Allowance for doubtful trade receivables (Exhibit E)	(358)		—	(433)	—	(1,027)	—
	1,687		80	1,908	81	1,912	171

(1)   Includes 298 in litigation, 164 one to three months past due, 240 in excess of three months past due, 1,312 due within three months and 31 due after three months.

c)     Other receivables:

	2003				2002		2001
	Current		Noncurrent		Current	Noncurrent	Current	Noncurrent

Deferred income tax (Note 3.k)	—		166		—	417	—	180
Tax credits and export rebates	254		18		257	70	247	154
Trade	39		—		26	—	79	—
Prepaid expenses	35		156		56	201	33	251
Concessions charges	18		125		17	144	15	163
Related parties (Note 7)	5,235		603		3,083	458	458	414
Loans to clients	9		87		11	92	48	224
From the renegotiation of long-term contracts	—		25		—	27	—	70
From joint ventures and other agreements	29		—		38	—	97	—
Miscellaneous	130		84		149	112	228	186
	5,749	(1)	1,264	(2)	3,637	1,521	1,205	1,642
Allowance for other doubtful accounts (Exhibit E)	(122)		—		(105)	—	(229)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(80)		—	(97)	—	(79)
	5,627		1,184		3,532	1,424	976	1,563

(1)   Includes 9 one to three months past due, 127 in excess of three months past due and 5,613 due as follows: 380 from one to three months, 5,127 from three to six months, 70 from six to nine months and 36 from nine to twelve months.

(2)   Includes 584 due from one to two years, 408 due from two to three years and 272 due after three years.

d)     Inventories:

	2003	2002	2001

Refined products for sale	352	307	310
Crude oil	262	218	192
Products in process of refining	14	10	13
Raw materials and packaging materials	47	59	37
	675	594	552

e)     Fixed assets:

	2003	2002	2001

Net book value of fixed assets (Exhibit A)	18,788	19,037	18,636
Allowance for unproductive exploratory drilling (Exhibit E)	(39)	(44)	(4)
Allowance for obsolescence of materials (Exhibit E)	(26)	(26)	(26)
Allowance for fixed assets to be disposed of (Exhibit E)	(21)	(57)	(57)
	18,702	18,910	18,549

Liabilities

f)     Accounts payable:

	2003				2002		2001
	Current		Noncurrent		Current	Noncurrent	Current	Noncurrent

Trade	1,237		27		1,238	4	1,468	7
Hydrocarbon well abandonment obligations	—		347		—	199	—	248
Related parties (Note 7)	240		—		208	—	226	—
From joint ventures and other agreements	104		—		113	—	143	—
Exploitation concessions (Note 9.b)	—		—		—	—	264	220
Miscellaneous	37		62		44	70	18	57
	1,618	(1)	436	(2)	1,603	273	2,119	532

(1)   Includes 1,598 due within three months, 8 due from three to six months and 12 due after six months.

(2)   Includes 49 due from one to two years and 387 due after two years.

g)    Loans:

	Interest Rates(1)	Principal Maturity	2003		2002		2001
			Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Negotiable Obligations	7.75-10.00%	2004-2028	574	1,075	983	2,406	200	2,157
Related parties (Note 7)	—	—	—	—	—	—	1,070	—
Other bank loans and other creditors	3.66%	2004-2007	76	220	91	340	908	314
			650	1,295	1,074	2,746	2,178	2,471

(1)   Annual interest rates as of December 31, 2003.

The maturities of the Company’s current and noncurrent loans, as of December 31, 2003, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	Total

Current loans	610	3	37	650

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	Over 5 years	Total

Noncurrent loans	73	73	591	558	1,295

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program		Issuance			Interest Rates (1)	Principal Maturity	Book Value
(in millions)							2003		2002		2001
		Year	Principal Value				Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

	—	1994	US$	350	8.00%	2004	544	—	31	1,026	20	666
US$	1,000	1997	US$	300	7.75%	2007	15	517	20	717	13	464
US$	1,000	1998	US$	100	10.00%	2028	3	190	4	221	2	143
US$	1,000	1999	US$	225	9.13%	2009	12	368	14	442	9	286
US$	1,000	1998	US$	350	—	—	—	—	914	—	13	598
US$	500	1995	US$	400	—	—	—	—	—	—	26	—
US$	500	1997	US$	100	—	—	—	—	—	—	26	—
US$	700	1995	US$	400	—	—	—	—	—	—	91	—
							574	1,075	983	2,406	200	2,157

(1)   Annual interest rates as of December 31, 2003.

In connection with the issuances of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

h)    Net advances from crude oil purchasers:

	2003			2002		2001
	Current	Noncurrent		Current	Noncurrent	Current	Noncurrent

Advances from crude oil purchasers	432	1,276		625	1,560	362	1,190
Derivative instruments - Crude oil price swaps	(172)	(395)		(224)	(233)	(30)	(72)
	260	881	(1)	401	1,327	332	1,118

(1)   Includes 260 due from one to two years, 260 due from two to three years and 361 due after three years.

i)     Temporary translation differences

	2003	2002	2001

Balance at the beginning of years	—	—	—
Decreases	(115)	—	—
Balance at the end of years	(115)	—	—

Statements of Income Accounts

j)     Other expenses, net:

	Income (Expense)
	2003	2002	2001

Reserve for pending lawsuits	(140)	(115)	(98)
Miscellaneous	(21)	(73)	(67)
	(161)	(188)	(165)

k)    Income tax:

	2003	2002	2001

Current income tax	(2,993)	(375)	(1,391)
Deferred income tax	(248)	332	127
	(3,241)	(43)	(1,264)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2003, 2002 and 2001, is as follows:

	2003	2002	2001

Net income before income tax	7,869	3,659	3,183
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(2,754)	(1,281)	(1,114)

Permanent differences:
Effect of the restatement into constant Argentine pesos	(485)	132	—
Income (Loss) on long-term investments and amortization of goodwill	136	(255)	(263)
Exchange difference from translation of long-term investments	—	1,051	(21)
Not taxable (not deductible) exchange differences	(18)	219	—
Miscellaneous	(120)	91	134
	(3,241)	(43)	(1,264)

The breakdown of the net deferred tax asset as of December 31, 2003, 2002 and 2001, is as follows:

	2003	2002	2001
Deferred tax assets
Exchange differences from devaluation of Argentine peso (2)	151	202	—
Allowances and reserves	250	275	432
Miscellaneous	51	101	105
Total deferred tax assets	452	578	537

Deferred tax liabilities
Fixed assets	(235)	(115)	(251)
Miscellaneous	(51)	(46)	(106)
Total deferred tax liabilities	(286)	(161)	(357)
Net deferred tax asset	166	417 (1)	180 (1)

(1)   Includes 3 and 98 corresponding to the restatement into constant Argentine pesos as of December 31, 2002 and 2001, respectively (Note 1.a).

(2)   As provided in the Law No. 25,561 on Public and Exchange System Reform, approved on January 2002, any loss resulting from applying the official exchange rate established in 1.40 Argentine peso per each US$ 1 to the net position of assets and liabilities in foreign currency as of January 6, 2002 will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after law’s effective date.

4.     CAPITAL STOCK

The Company’s subscribed capital, as of December 31, 2003, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. As of January 1, 2001, YPF increased its subscribed capital stock by the amount of 403, represented by 40,312,793 Class D shares, each with a par value of Argentine pesos 10 and one vote per share, as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF.

As of December 31, 2003, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of December 31, 2003, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.     RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2003, YPF has guaranteed commercial agreements signed by certain subsidiaries for US$ 41 million. Additionally, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and PBBPolisur S.A. in an amount of approximately US$ 65 million, US$ 70 million and US$ 13 million, respectively. YPF has also signed guarantees in relation to the financing of the expansion of the plant of PBBPolisur S.A. in an amount of approximately US$ 149 million.

YPF has pledged all shares of capital stock in Mega and Profertil S.A., and has committed, among other things, to maintain its interests in these companies upon December 31, 2004 and December 31, 2010, respectively, due to requirements of the corresponding financial agreements. Furthermore, the Company has signed a guarantee in relation to the financing activities of Mega for an amount of approximately US$ 13 million.

6.     PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2003, the exploration and production joint ventures and the main other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator	Last Financial Statements Issued	Activity
Acambuco Salta	22.50%	Pan American Energy LLC	09/30/03	Exploration and production
Aguada Pichana Neuquén	27.28%	Total Austral S.A.	09/30/03	Production
Aguaragüe Salta	30.00%	Tecpetrol S.A.	11/30/03	Exploration and production
Bandurria Neuquén	37.50%	YPF S.A.	—	Exploration
CAM-2 / A SUR Tierra del Fuego and Santa Cruz	50.00%	Sipetrol S.A.	—	Exploration and production
CAM-3 Santa Cruz	50.00%	Sipetrol S.A.	—	Exploration and production
Campamento Central / Cañadón Perdido Chubut	50.00%	YPF S.A.	12/31/02	Production
CCA-1 GAN GAN Chubut	50.00%	Wintershall Energía S.A.	—	Exploration
CGSJ - V/A Chubut	50.00%	Wintershall Energía S.A.	—	Exploration
Corralera Neuquén	40.00%	Chevron San Jorge S.R.L.	—	Exploration
El Tordillo Chubut	12.20%	Tecpetrol S.A.	09/30/03	Production
Filo Morado Neuquén	50.00%	YPF S.A.	12/31/02	Generation of power electricity
La Tapera y Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.	09/30/03	Exploration

Name and Location	Ownership Interest		Operator	Last Financial Statements Issued	Activity
Llancanelo Mendoza	51.00%		YPF S.A.	12/31/02	Exploration and production
Magallanes “A” Santa Cruz	50.00%		Sipetrol S.A.	12/31/02	Production
Palmar Largo Formosa	30.00%		Pluspetrol S.A.	09/30/03	Production
Puesto Hernández Neuquén and Mendoza	61.55%		Pecom Energía S.A.	09/30/03	Production
Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.	12/31/02	Production
San Roque Neuquén	34.11%		Total Austral S.A.	09/30/03	Exploration and production
Tierra del Fuego Tierra del Fuego	30.00%		Pan American Fueguina S.R.L.	09/30/03	Production

(1)  Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of December 31, 2003, the Company has been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas, having an interest between 18% and 100%.

The assets, liabilities and production costs of the joint ventures and other agreements included in the financial statements are as follows:

	2003	2002	2001

Current assets	79	110	125
Noncurrent assets	1,792	1,658	1,500
Total assets	1,871	1,768	1,625

Current liabilities	152	192	134
Noncurrent liabilities	133	44	20
Total liabilities	285	236	154
Production costs	665	663	534

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

7.     BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2003, 2002 and 2001, from transactions with controlled, jointly controlled and companies under significant influence, the parent company and other related parties under common control are as follows:

	2003				2002				2001
	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable	Loans
	Current	Current	Noncurrent	Current	Current	Current	Noncurrent	Current	Current	Current	Noncurrent	Current	Current
Controlled Companies:
Operadora de Estaciones de Servicios S.A.	9	—	—	5	6	2	—	6	26	—	—	20	—
A - Evangelista S.A.	—	1	—	18	—	1	—	28	9	7	—	26	—
Others	—	—	—	44	—	—	—	44	—	—	—	97	—
	9	1	—	67	6	3	—	78	35	7	—	143	—
Jointly Controlled Companies:
Petroken	35	—	—	—	26	—	—	—	13	2	—	—	—
Profertil S.A.	11	37	—	14	8	109	—	7	—	26	52	—	—
Mega	112	30	—	21	228	1	30	—	137	—	—	—	—
Refinería del Norte S.A. (“Refinor”)	57	—	—	43	89	2	—	22	22	4	—	17	—
	215	67	—	78	351	112	30	29	172	32	52	17	—
Companies under Significant Influence:	73	22	—	28	31	45	—	64	24	19	18	57	—
Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	1,385	—	33	—	1,394	—	26	—	7	—	7	—
Repsol YPF Transporte y Trading S.A.	132	—	—	—	146	—	—	—	246	—	—	2	—
Repsol YPF Gas S.A.	10	22	48	2	10	30	63	—	24	35	130	—	—
Repsol YPF Gas Chile Ltda.	—	8	299	—	—	—	365	—	—	48	214	—	—
Repsol YPF Brasil S.A.	21	25	256	14	18	313	—	—	11	209	—	—	—
Repsol International Finance B.V.	—	3,699	—	—	—	1,172	—	—	—	—	—	—	—
Repsol Netherlands Finance B.V.	—	—	—	—	—	—	—	—	—	—	—	—	1,070
Empresa Petrolera Andina S.A. (“Andina”)	—	—	—	—	—	1	—	—	—	101	—	—	—
Others	31	6	—	18	13	13	—	11	7	—	—	—	—
	194	5,145	603	67	187	2,923	428	37	288	400	344	9	1,070
	491	5,235	603	240	575	3,083	458	208	519	458	414	226	1,070

The Company maintains purchase, sale and financing transactions with related parties. The prices and rates of these transactions approximate the amounts charged to unrelated third parties. Additionally, sale transactions involving interests held by YPF in other companies to related parties are detailed in Note 11. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2003, 2002 and 2001, include the following:

	2003				2002					2001
	Sales	Purchases and services	Loans operations (debit) credit	Interests gain (loss)	Sales	Purchases and services	Loans operations (debit) credit	Interests gain (loss)	Sales	Advance from crude oil purchases	Purchases and services	Loans operations (debit) credit	Interests gain (loss)
Controlled Companies:
Operadora de Estaciones de Servicios S.A.	9	80	—	—	8	85	—	—	15	—	125	—	—
A - Evangelista S.A.	1	117	—	—	—	258	2	1	—	—	123	—	—
Others	—	—	—	—	—	—	—	—	—	—	11	—	13
	10	197	—	—	8	343	2	1	15	—	259	—	13
Jointly Controlled Companies:
Petroken	143	1	—	—	123	1	—	—	106	—	2	—	—
Profertil S.A.	48	72	50	5	64	29	20	8	37	—	22	(80)	2
Mega	413	—	—	1	294	—	(34)	1	314	—	22	—	—
Refinor	263	126	—	—	212	86	—	—	205	—	165	—	—
	867	199	50	6	693	116	(14)	9	662	—	211	(80)	2
Companies under Significant Influence:	310	230	—	—	191	245	—	—	224	—	284	—	2

Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	19	(134)	49	1	19	(83)	34	4	842	—	(325)	—
Repsol YPF Transporte y Trading S.A.	1,225	34	—	—	1,412	377	—	—	2,242	—	88	—	—
Repsol YPF Brasil S.A.	64	2	—	16	55	—	25	20	41	—	—	(195)	7
Repsol YPF Gas S.A.	170	1	27	5	116	—	28	6	136	—	—	(41)	13
Repsol International Finance B.V.	—	—	(2,644)	28	—	—	(1,212)	5	—	—	—	—	(93)
Repsol Netherlands Finance B.V.	—	—	—	—	—	—	(1,899)	(76)	—	—	—	1,071	(138)
Others	291	10	25	11	48	11	207	25	384	—	95	37	18
	1,750	66	(2,726)	109	1,632	407	(2,934)	14	2,807	842	183	547	(193)
	2,937	692	(2,676)	115	2,524	1,111	(2,946)	24	3,708	842	937	467	(176)

8.     SOCIAL AND OTHER EMPLOYEE BENEFITS

a)     Performance Bonus Programs:

Cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with corporate, business unit and personal objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 23, 25 and 35 for the years ended December 31, 2003, 2002 and 2001, respectively.

b)     Retirement Plan:

Effective March 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 5, 4 and 7 for the years ended December 31, 2003, 2002 and 2001, respectively.

c)     Directors’ Incentive Programs:

These include directors and personnel at top positions in the Company and its controlled companies:

•      Stock Appreciation Rights Programs due to 2004, based on the appreciation of the listed price of Repsol YPF’s shares between the time the stock appreciation rights are granted and the time they are exercised, and is settled in cash. It includes 343,110 stock appreciation rights which basis value are 16.40 and 24.60 euros per share.

•      Stock Appreciation Rights Programs due to 2006, based on the appreciation of the listed price of Repsol YPF’s shares between the time the stock appreciation rights are granted and the time they are exercised, and is settled in cash. It includes 649,425 stock appreciation rights which basis value are 13 and 18 euros per share.

•      Stock Options Program due to 2005. Under this program, Repsol YPF intended to issue convertible obligations into ordinary and subordinated shares of two different series with a face value of 15 and 22 euros, respectively. During 2003, Repsol YPF decided to settle this program in cash.

Total net charge of these programs amount to approximately 4, for the year ended December 31, 2003. The amount charged for the years ended December 31, 2002 and 2001 was not material.

9.     COMMITMENTS AND CONTINGENCIES

a)     Reserve for pending lawsuits:

It has been established to afford lawsuits which are probable and can be reasonably estimated. In the opinion of Management and of its external counsel, these lawsuits are not expected to have an additional significant adverse effect on the results of operations and financial position of the Company (Exhibit E).

Additionally, YPF has received claims for approximately 442, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outcome of such claims.

b)     Other matters:

Contractual commitments:

In June 1998 and December 2001, YPF has received from crude oil purchasers advanced payments for future crude oil commitments deliveries for approximately US$ 315 million and US$ 400 million, respectively. Under the terms of these agreements, YPF has agreed to sell and deliver approximately 23.9 million and 24.1 million crude oil barrels during the term of ten and seven years, respectively. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. These payments have been classified as “Net advances from crude oil purchasers” on the balance sheet and are being reduced as crude oil is delivered to the purchasers under the terms of the contracts. The net outstanding balance of these advances as of December 31, 2003, 2002 and 2001, amounts to 1,141, 1,728 and 1,450, respectively. As of December 31, 2003, approximately 28 million crude oil barrels are pending of delivery.

Tax claims:

On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the advanced payments for future crude oil deliveries received in November 1996, which were fully canceled, and received in June 1998, mentioned in the paragraph above, should have been subject to an income tax withholding for approximately 70, plus interests and fines. Additionally, on December 17, 2003, the Company received a new claim from the AFIP, considering that the services related to these contracts should have been taxed with the Value Added Tax. Management believes, based upon the opinion of its external counsel, that the claim is without merit since those advances were received under crude oil export commitments.

The AFIP has filed a claim regarding the way in which the Company has calculated its Hydro Infrastructure and Diesel Fuel tax liabilities, in relation to gasoline and diesel fuel export sales from January to December 2002 and from June 2001 to March 2002, respectively, for a total amount of 176 plus interests. Management believes that strong legal and constitutional reasons exist to consider that the claims are without merit. Consequently, the Company made a judicial presentation challenging the claim and obtained an injunction in order to prevent the AFIP from attempting to collect the mentioned taxes.

Liabilities and contingencies assumed by the Argentine Government:

The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990.

As of December 31, 2003, all claims related to the predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government.

Environmental liabilities of YPF:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management of YPF believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in effect relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company has set off new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990.

As of December 31, 2003, the Company has reserved all environmental contingencies which evaluations and/or remediation works are probable and significant, and can also be reasonably estimated, based on the Company’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation of regulation will be enacted in the future or how existing or future laws or regulations will be administered or enforced. This potential changes and ongoing studies, could affect future results of operations.

Environmental liabilities of Maxus:

Certain environmental liabilities related to Chemicals’ operations were assumed by TS and Maxus, indirect subsidiaries through YPF Holdings Inc. YPF committed to contribute capital up to an amount that will enable to satisfy the assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements).

Liquefied petroleum gas market:

On March 22, 1999, YPF was notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109 in the currency as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/99 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) concluded the investigation and imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence. Among the strong arguments expressed in the explanation submitted by the Company, YPF expressed and offered the corresponding evidence, which demonstrated that no restrictions were imposed by YPF to the LPG domestic market and that, during the period under investigation, the whole LPG domestic demand could have been satisfied by the production of YPF’s competitors, so YPF’s market position should not be qualified as dominant.

Considering the criterion settled by the Argentine Supreme Court in relation to the above-mentioned process of law against YPF for the period from 1993 through 1997, which established the term for administrative infractions (under Law No. 22,262) for two years, the mentioned claim for the application of the statutes of limitation should prosper. Since the imputed conduct occurred before September 29, 1999, effective date of the new law, YPF believes that the applicable law to the proceeding is Law No. 22,262, instead of the new Antitrust Protection Law (No. 25,156).

YPF filed with the Criminal Economic Appellate Court (the “Court of Appeals”) complaint appeals: (i) on July 29, 2003, as a consequence of Antitrust Board’s denial of the appeal for annulment of the resolution that disposed the opening of the summary, without previously resolving the claim for the application of the statutes of limitation opposed by YPF; and (ii) on February 4, 2004, as a consequence of Antitrust Board’s denial of YPF’s annulment request (based on absence of majority and prejudgment) regarding the Resolution that disposed the imputation. Furthermore, YPF protested for the irresolution of the exception opposed in due time.

Agreement with the Federal Government and the Province of Neuquén:

On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF committed, among other things, to pay to the Federal Government US$ 300 million for the extension of the concession mentioned above, which was recorded in fixed assets, to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

EDF International S.A. claim:

EDF International S.A. (“EDF”) has initiated an international arbitral proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. Under this process, EDF claims from Repsol YPF and YPF the payment of US$ 69 million in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A., corresponding to an adjustment in the sale price under the stock purchase agreement, alleging changes in the parity between Argentine peso and US dollar prior to December 31, 2001. YPF’s Management, based upon the opinion of external counsel, believes that EDF’s position is without merit, as the Convertibility Law No. 23,928 was repealed by the Law No. 25,561, approved on January 6, 2002.

Availability of foreign currency deriving from exports:

Decree No. 1,589/89 of the Federal Executive provides that, under Law No. 17,319 and its supplemented Decrees, producers enjoying free availability of crude oil, natural gas and/or liquefied gas, and producers that may decide so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

On December 9, 2002, YPF filed a declaratory action before Federal Court No. 9, located in the Province of Salta, in order to clarify the uncertainty status brought up by the interpretation of several government organizations, which consider that free availability of foreign currency provided by Decree No. 1,589/89 was implicitly abolished. Additionally, YPF obtained an injunction which orders the Federal Executive, the Central Bank of Argentina and the Ministry of Economy to refrain from taking any action that would affect YPF’s free availability of foreign currency, pursuant to the terms and scopes provided by Decree No. 1,589/89 article 5, as supplemented, and particularly from imposing YPF to liquidate its crude oil export collections in a higher percentage than stated in the mentioned decree. Furthermore, the injunction suspended the effects of any administrative resolution affecting the mentioned free availability of foreign currency. On December 10, 2002, the parties were notified about the motion and it is still in force in spite of the appeal opposed by the Federal Executive.

On December 31, 2002, Decree No. 2,703/02 was enacted, ratifying from such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, and did not provide a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/01.

On March 25, 2003, Federal Court of Salta accepted the incompetence exception submitted by the defendant, consequently, legal actions have been filed at the Federal Court located in Buenos Aires City, where the controversy must be resolved.

On December 1, 2003, the Administrative Contentious National Court determined the ineffectiveness of the mentioned injunctions, considering that the issuance of Decree No. 2,703 resolved the remaining uncertainty.

Taking into account the last mentioned resolution, on December 15, 2003, YPF submitted an explanatory appeal: (i) seeking the clarification of the scope of Decree No. 2,703/02, as the decree became effective as of the day after its publication and did not provide a conclusion in regards to the exports in the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/02; and (ii) in case the uncertainty regarding the applicable regime during the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/02 is resolved, requesting the analysis and dismissal of the submitted appeals related to the mentioned period.

On February 6, 2004, the Administrative Contentious National Court resolved the dismissal of the explanatory appeal considering that: (i) the former resolution was understandable and arguments used were related to unresolved issues that will be resolved on the final verdict; and (ii) the injunction cannot be maintained because the issuance of Decree No. 2,703/03 changed the background.

Because of the dismissal of the explanatory appeal, on February 19, 2004, YPF submitted an extraordinary appeal challenging December 1, 2003 resolution and requesting the reinstate of the previously established injunction.

Hydrocarbons’ royalty liquidations:

As from the issuance of Law No. 25,561 on Public Emergency and Exchange System Reform, which, among other measures, amended the Convertibility Law, a discrepancy between the oil and gas producing companies and the provinces took place regarding to the exchange rate to be used in royalty liquidations, since the provinces considered that royalties calculated over production sold in the domestic market did not fulfill the dispositions of Resolution No. 155/92 and 188/93 of the Secretary of Energy. According to YPF Management’s opinion and based upon the dispositions of Art. 56, clause c), point I, of the Hydrocarbons Law No. 17,319 and Art. 110 of Decree No. 1,757/90, the royalty liquidation method applied by the Company based on the amounts effectively received is right and proper. During November 2003, the discrepancy related to hydrocarbons’ royalties with the majority of producer provinces was resolved.

Changes in Argentine economic rules:

During year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar, in place since March 1991, and adopted a set of monetary, financial, fiscal and exchange measures. These financial statements include the effects derived from the new economic and exchange policies known to the release date thereof. The effects of any additional measures to be implemented by the Argentine Federal Government will be recognized in the financial statements once Management becomes aware of their existence.

10.  RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). Consequently, the retained earnings are restricted by 231.

Under Law No. 25,063, enacted in December 1998, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders residents in countries benefited from Conventions for the avoidance of double taxation, which will be subject to a minor tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the effective date of the above mentioned law, less dividends paid plus the taxable income determined as from such year.

11.  MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2002:

•                  In January 2002, YPF through YPF International Ltd. sold, at fair market value, its interest in YPF Blora Ltd., YPF Maxus Southeast Sumatra, YPF Java Baratlaut B.V., YPF Madura Barat B.V., YPF Poleng B.V. and PT IIAPCO Services, which hold assets in Indonesia for a total amount of approximately US$ 174 million, recording a gain of 114.

•                  In March 2002, the Board of Directors approved the transfer of YPF’s interest in Repsol YPF Chile Ltda. and Repsol YPF Gas Chile Ltda., companies resulted from the spin-off of YPF Chile S.A., to Repsol YPF and Repsol Butano S.A., respectively. On March 28, 2002, Repsol YPF Gas Chile Ltda. was transferred to Repsol Butano S.A. for US$ 45 million, recording a net loss of 25. On December 16, 2002, Repsol YPF Chile Ltda. was transferred to Repsol YPF for US$ 104 million, recording a net loss of 4.

•                  In July 2002, YPF sold, at fair market value, its shares in Repsol YPF Santa Cruz S.A. (company spun off from YPF International Ltd.) to Repsol YPF for US$ 883 million, recording a gain of 605. Repsol YPF Santa Cruz S.A. held the investment in Andina and Maxus Bolivia Inc.

During the year ended December 31, 2001:

•                  In January 2001, the Company sold its 99.99% interest in YPF Brasil S.A. to Repsol YPF, at fair market value, for an amount of approximately US$ 140 million, recording a net income of approximately 37.

•                  In January 2001, YPF and its controlled company YPF International Ltd. sold their investments held in Ecuador to Repsol YPF Ecuador S.A., at fair market value, for an amount of US$ 6 million and US$ 307 million, respectively, recording a net loss of approximately 2 and 2, respectively.

•                  In February 2001, the Company sold, for an amount of approximately US$ 66 million, a 36% interest in Oleoducto Trasandino (Argentina) S.A. and A & C Pipeline Holding Company recording a net income of 13 and through YPF Chile S.A., a 36% interest in Oleoducto Trasandino (Chile) S.A., recording a net income of 28.

•                  In February 2001, YPF entered into an agreement with Pecom Energía S.A. (“Pecom”) under which it acquired a 20.25% interest in Andina, through YPF International Ltd., and a 50% interest in Manantiales Behr and Restinga Alí areas, and sold to Pecom its interest in Santa Cruz I (30%), Santa Cruz II (62.2%) and other minor assets. Furthermore, YPF acquired an additional 9.5% interest in Andina to Pluspetrol Resources through YPF International Ltd. The total fair market value of the net assets involved in the mentioned transactions amounted to US$ 435 million. The net income recorded for the transaction previously mentioned amounted to 211.

•                  In February 2001, YPF Gas S.A. and Repsol Gas S.A. signed a Definitive Merger Agreement. Pursuant to this agreement, YPF Gas S.A. merged with and into Repsol Gas S.A. effective as from January 1, 2001, and therefore YPF held 85% of the capital stock of Repsol Gas S.A. In December 2001, the Company sold its interest in Repsol Gas S.A. to Repsol Butano S.A., at fair market value, for US$ 118 million, recording a net loss of 48.

•                  In March 2001, Dow Investment Argentina S.A. and YPF approved the merger of PBB S.A. with and into Polisur S.A. (at present PBBPolisur S.A.) at book value, effective as of April 1, 2001. Consequently, YPF holds a 28% interest in the new company.

•                  In April 2001, YPF sold its interest in Electricidad Argentina S.A., controlling company of Edenor S.A., to EDF International S.A., for an amount of US$ 195 million, recording a net income of 275.

•                  In June 2001, YPF completed the second tranch of the sale of its 21% interest in Inversora en Distribución de Entre Ríos S.A. to PSEG Americas Ltd., recording a net income of 7.

•                  In June 2001, the Board of Directors approved the dissolution of Enerfin S.A. and Argentina Private Development Company Ltd. (Cayman Islands) and the transfer of YPF’s interest in Apex Petroleum Inc. to YPF International Ltd.

•                  In July 2001, YPF International Ltd. sold its 100% interest in Repsol YPF Venezuela S.A. to Repsol Exploración S.A. at fair market value, for an amount of US$ 26 million. Additionally, on September 2001, YPF International Ltd. sold its 100% interest in Maxus Venezuela (C.I.) Ltd. and Maxus Guarapiche Ltd. to Repsol Exploración Venezuela B.V., at fair market value, for a total amount of US$ 47 million. As a consequence of these transactions, YPF International Ltd. recognized a loss of 206.

•                  In July 2001, the Company sold its interest in Astra Producción Petrolera S.A. to Repsol Exploración Venezuela B.V., at fair market value, for an amount of US$ 3 million, recording a net income of 35.

•                  In August 2001, YPF International Ltd. sold its interest in Bitech Petroleum Corporation to Lukoil Overseas Canada Ltd. for an amount of US$ 11 million, recording a net loss of 9.

•                  In August 2001, YPF sold its interest in YPF Sudamericana S.A. to Repsol YPF Bolivia S.A. at book value.

•                  In November 2001, Argentina Private Development Company Ltd. transferred its interest in Gas Argentino S.A. to YPF S.A. for an amount of US$ 68 million.

•                  In December 2001, YPF International Ltd. sold, at fair market value, its 100% interest in YPF Holdings Inc. to YPF for an amount of approximately US$ 191 million.

•                  In December 2001, in connection with an asset swap agreement between Repsol YPF and Petróleo Brasileiro S.A., YPF sold its investments in Eg3 S.A., Eg3 Asfaltos S.A. and Eg3 Red S.A. to Repsol YPF, at fair market value, for approximately US$ 559 million, recording a net loss of 59.

•                  As of December 31, 2001, YPF through YPF International Ltd. recognized a loss of 554 to value its interest in YPF Blora Ltd., YPF Maxus Southeast Sumatra, YPF Java Baratlaut B.V., YPF Madura Barat B.V., YPF Poleng B.V. and PT IIAPCO Services, which hold assets in Indonesia, at its estimated realizable value.

12.           DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of generally accepted accounting principles in Buenos Aires City, Argentina, but do not conform with certain generally accepted accounting principles in the United States of America.

13.           OIL AND GAS DISCLOSURES (Unaudited)

The following information is presented in accordance with Statement of Financial Accounting Standards Number 69, “Disclosures about Oil and Gas Producing Activities” for YPF and its controlled companies.

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2003, 2002 and 2001:

	2003
	Argentina	Other Foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	39,013	46	39,059
Support equipment and facilities	782	—	782
Uncompleted wells, equipment and facilities	987	93	1,080
Unproved oil and gas properties	—	50	50
Total capitalized costs	40,782	189	40,971
Accumulated depreciation and valuation allowances	(26,767)	(14)	(26,781)
Net capitalized costs	14,015	175	14,190
Affiliated company’s net capitalized costs	102	—	102

	2002
	Argentina	Other Foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	37,084	55	37,139
Support equipment and facilities	740	3	743
Uncompleted wells, equipment and facilities	988	14	1,002
Unproved oil and gas properties	—	39	39
Total capitalized costs	38,812	111	38,923
Accumulated depreciation and valuation allowances	(25,004)	(20)	(25,024)
Net capitalized costs	13,808	91	13,899
Affiliated company’s net capitalized costs	135	—	135

	2001
	Argentina	Rest of South America		Other Foreign		Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	35,178	437		2,550		38,165
Support equipment and facilities	820	4		42		866
Uncompleted wells, equipment and facilities	747	29		169		945
Unproved oil and gas properties	97	—		29		126
Total capitalized costs	36,842	470		2,790		40,102
Accumulated depreciation and valuation allowances	(23,492)	(136)		(1,339)		(24,967)
Net capitalized costs	13,350	334	(1)	1,451	(1)	15,135
Affiliated company’s net capitalized costs	114	1,200	(1)	—		1,314

(1)          Corresponds mainly to capitalized costs related to properties sold during the year 2002 as mentioned in Note 11.

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2003, 2002 and 2001:

	2003
	Argentina	Other Foreign	Worldwide
Acquisition of properties
Unproved	—	20	20
Exploration costs	215	208	423
Development costs	1,900	2	1,902
Total costs incurred	2,115	230	2,345
Affiliated company’s total costs incurred	6	—	6

	2002
	Argentina	Rest of South America (1)		Other Foreign	Worldwide
Acquisition of properties
Unproved	—	—		4	4
Exploration costs	147	5		73	225
Development costs	2,040	24		3	2,067
Total costs incurred	2,187	29		80	2,296
Affiliated company’s total costs incurred	27	79	(1)	—	106

	2001
	Argentina		Rest of South America (1)		Other Foreign	Worldwide
Acquisition of properties
Proved	1,934	(2)	—		—	1,934
Unproved	97	(3)	—		2	99
Exploration costs	180		18		35	233
Development costs	1,706		123		189	2,018
Total costs incurred	3,917		141	(1)	226	4,284
Affiliated company’s total costs incurred	11		976	(1)	—	987

(1)          Includes costs incurred related to properties sold during the years 2002 and 2001, as mentioned in Note 11.

(2)          Includes 1,840 related to the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.

(3)          Corresponds to the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.

Results of operations from oil and gas producing activities

The following tables include only the revenues and expenses directly associated with oil and gas producing activities. It does not include any allocation of the interest costs or corporate overhead and, therefore, is not necessarily indicative of the contribution to net earnings of the oil and gas operations.

Differences between these tables and the amounts shown in Note 4 to consolidated financial statements, “Consolidated Business Segment Information”, for the exploration and production business unit, relate to additional oil and gas operations that do not arise from those properties held by the Company.

	2003
	Argentina	Other Foreign	Worldwide

Net sales to unaffiliated parties	1,411 (1)	21	1,432
Net intersegment sales	10,092 (1)	—	10,092
Total net revenues	11,503	21	11,524
Production costs	(3,190)	(10)	(3,200)
Exploration expenses	(154)	(123)	(277)
Depreciation and expense for valuation allowances	(1,806)	(6)	(1,812)
Other	—	(3)	(3)
Pre-tax income (loss) from producing activities	6,353	(121)	6,232
Income tax expense	(2,520)	(4)	(2,524)
Results of oil and gas producing activities	3,833	(125)	3,708
Related company’s results of operations	20	—	20

	2002
	Argentina	Rest of South America(2)	Other Foreign	Worldwide

Net sales to unaffiliated parties	905 (1)	84	17	1,006
Net intersegment sales	10,935 (1)	10	—	10,945
Total net revenues	11,840	94	17	11,951
Production costs	(3,139)	(50)	(6)	(3,195)
Exploration expenses	(145)	(4)	(93)	(242)
Depreciation and expense for valuation allowances	(1,569)	(23)	(9)	(1,601)
Other	—	1	(3)	(2)
Pre-tax income (loss) from producing activities	6,987	18	(94)	6,911
Income tax expense	(2,446)	(4)	28	(2,422)
Results of oil and gas producing activities	4,541	14 (2)	(66)	4,489
Related company’s results of operations	50	22 (2)	—	72

	2001
	Argentina	Rest of South America(2)	Other Foreign	Worldwide
Net sales to unaffiliated parties	4,049 (1)	204	899	5,152
Net intersegment sales	4,693 (1)	18	—	4,711
Total net revenues	8,742	222	899	9,863
Production costs	(2,655)	(106)	(387)	(3,148)
Exploration expenses	(165)	(21)	(38)	(224)
Depreciation and expense for valuation allowances	(1,484)	(59)	(255)	(1,798)
Other	—	20	(11)	9
Pre-tax income from producing activities	4,438	56	208	4,702
Income tax expense	(1,553)	(18)	(86)	(1,657)
Results of oil and gas producing activities	2,885	38 (2)	122 (2)	3,045
Related company’s results of operations	42	64 (2)	—	106

(1)          As mentioned in Note 4 to consolidated financial statements, effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, net sales to unaffiliated parties and net intersegment sales for Argentina would have been 1,762 and 6,980 for the year ended December 31, 2001.

(2)          Includes results from oil and gas producing activities related to properties sold during the years 2002 and 2001, as mentioned in Note 11.

Oil and gas reserves

Proved reserves represent estimated quantities of crude oil, including condensate and natural gas liquids, and natural gas which geological and engineering available data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with the rules and regulations of the SEC. The choice of method or combination of methods employed in the analysis of each reservoir was determined by experience in the area, stage of development, quality and completeness of basic data, and production history. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumption upon which they were based. The reserve estimates were subjected to economic tests to determine economic limits. The reserves in Argentina are stated prior to the payment of any royalties to the provinces in which the reserves are located. Consequently, royalties are given effect in such economic tests as operating costs in Argentina. The estimates may change as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continued reassessment of the viability of production under varying economic conditions.

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2003, 2002 and 2001, and the changes therein:

	Crude oil, condensate and natural gas liquids
	(Millions of barrels) 2003
	Argentina		Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	1,381		6	1,387
Revisions of previous estimates	(18)		(1)	(19)
Extensions, discoveries and improved recovery	58		—	58
Production for the year	(157)		—	(157)
End of year	1,264	(1)	5	1,269
Proved developed reserves
Beginning of year	1,135		1	1,136
End of year	1,047	(2)	—	1,047
Related company’s proved developed and undeveloped reserves	10		—	10

	Crude oil, condensate and natural gas liquids
	(Millions of barrels) 2002
	Argentina		Rest of South America	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	1,467		20	178	1,665
Revisions of previous estimates	11		—	—	11
Extensions, discoveries and improved recovery	63		—	—	63
Sales of reserves in place (Note 11)	—		(20)	(172)	(192)
Production for the year	(160)		—	—	(160)
End of year	1,381	(1)	—	6	1,387
Proved developed reserves
Beginning of year	1,183		10	150	1,343
End of year	1,135	(2)	—	1	1,136
Related company’s proved developed and undeveloped reserves	19		—	—	19

	Crude oil, condensate and natural gas liquids
	(Millions of barrels) 2001
	Argentina		Rest of South America	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	1,368		162	132	1,662
Revisions of previous estimates	(7)		2	61	56
Extensions, discoveries and improved recovery	89		5	2	96
Purchases of reserves in place	195	(3)	—	—	195
Sales of reserves in place (Note 11)	(18)		(144)	—	(162)
Production for the year	(160)		(5)	(17)	(182)
End of year	1,467	(1)	20	178	1,665
Proved developed reserves
Beginning of year	1,088		69	104	1,261
End of year	1,183	(2)(4)	10	150	1,343
Related company’s proved developed and undeveloped reserves	21		60	—	81

(1)     Includes natural gas liquids of 275, 368 and 316, as of December 31, 2003, 2002 and 2001, respectively.

(2)     Includes natural gas liquids of 222, 274 and 237, as of December 31, 2003, 2002 and 2001, respectively.

(3)     Includes 14 of purchases of reserves and 181 incorporated as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.

(4)     Includes 143 as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.

	Natural gas
	(Billions of cubic feet) 2003
	Argentina	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	8,919	55	8,974
Revisions of previous estimates	(362)	(4)	(366)
Extensions and discoveries	16	—	16
Production for the year (1)	(643)	(1)	(644)
End of year	7,930	50	7,980
Proved developed reserves
Beginning of year	6,793	8	6,801
End of year	5,602	7	5,609
Related company’s proved developed and undeveloped reserves	297	—	297

	Natural gas
	(Billions of cubic feet) 2002
	Argentina	Rest of South America	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	9,569	188	422	10,179
Revisions of previous estimates	(125)	—	5	(120)
Extensions and discoveries	15	—	—	15
Sales of reserves in place (Note 11)	—	(188)	(370)	(558)
Production for the year (1)	(540)	—	(2)	(542)
End of year	8,919	—	55	8,974
Proved developed reserves
Beginning of year	7,340	45	127	7,512
End of year	6,793	—	8	6,801
Related company’s proved developed and undeveloped reserves	513	—	—	513

	Natural gas
	(Billions of cubic feet) 2001
	Argentina		Rest of South America	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	9,381		257	450	10,088
Revisions of previous estimates	15		564	(9)	570
Extensions and discoveries	384		163	4	551
Purchases of reserves in place	693	(2)	—	—	693
Sales of reserves in place (Note 11)	(372)		(792)	—	(1,164)
Production for the year (1)	(532)		(4)	(23)	(559)
End of year	9,569		188	422	10,179
Proved developed reserves
Beginning of year	7,072		40	155	7,267
End of year	7,340	(3)	45	127	7,512
Related company’s proved developed and undeveloped reserves	554		2,618	—	3,172

(1)     Excludes quantities, which have been flared or vented.

(2)     Includes 5 of purchases of reserves and 688 incorporated as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.

(3)     Includes 467 as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.

Standardized measure of discounted future net cash flows

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a discount factor. Future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at year-end prices. Additionally, year-end prices were adjusted in those instances where future sales are covered by contracts at specified prices.

Future production costs include the estimated expenditures related to production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantling and abandonment of wells, assuming year-end costs continue without consideration of future inflation. Future income taxes were determined by applying statutory rates to future cash inflows less future production costs and less tax depreciation of the properties involved. The present value was determined by applying a discount rate of 10% per year to the annual future net cash flows.

The future cash inflows and outflows in foreign currency have been valued at the selling exchange rate of Argentine pesos 2.93, 3.37 and 1.7 to US$ 1, as of December 31, 2003, 2002 and 2001, respectively.

The standardized measure does not purport to be an estimate of the fair market value of the Company’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the time value of money and the risks inherent in producing oil and gas.

The following information has been determined on a basis which presumes the year-end economic and operating conditions will continue over the years during which proved reserves would be produced. Neither the effects of future pricing, nor expected future changes in technology and operating practices have been considered.

	2003
	Argentina	Other Foreign	Worldwide

Future cash inflows	109,099	998	110,097
Future production costs	(27,141)	(289)	(27,430)
Future development costs	(2,944)	(168)	(3,112)
Future net cash flows, before income taxes	79,014	541	79,555
Discount for estimated timing of future cash flows	(31,915)	(273)	(32,188)
Future income taxes, discounted at 10% (1)	(15,354)	(98)	(15,452)
Standardized measure of discounted future net cash flows	31,745	170	31,915

Related company’s standardized measure of discounted future net cash flows	374	—	374

	2002
	Argentina	Other Foreign	Worldwide

Future cash inflows	134,406	1,574	135,980
Future production costs	(29,486)	(712)	(30,198)
Future development costs	(4,671)	(223)	(4,894)
Future net cash flows, before income taxes	100,249	639	100,888
Discount for estimated timing of future cash flows	(42,123)	(309)	(42,432)
Future income taxes, discounted at 10% (1)	(19,418)	(119)	(19,537)
Standardized measure of discounted future net cash flows	38,708	211	38,919

Related company’s standardized measure of discounted future net cash flows	732	—	732

	2001
	Argentina	Rest of South America	Other Foreign	Worldwide

Future cash inflows	111,486	2,093	15,058	128,637
Future production costs	(31,489)	(701)	(8,870)	(41,060)
Future development costs	(6,724)	(345)	(1,176)	(8,245)
Future net cash flows, before income taxes	73,273	1,047	5,012	79,332
Discount for estimated timing of future cash flows	(31,749)	(690)	(1,996)	(34,435)
Future income taxes, discounted at 10% (1)	(12,703)	(108)	(1,231)	(14,042)
Standardized measure of discounted future net cash flows	28,821	249 (2)	1,785 (2)	30,855

Related company’s standardized measure of discounted future net cash flows	752	2,148	—	2,900

(1)     Future income taxes undiscounted are 25,599 (25,408 for Argentina and 191 for Other Foreign), 30,988 (30,763 for Argentina and 225 for Other Foreign) and 19,733 (17,434 for Argentina, 264 for Rest of South America and 2,035 for Other Foreign) as of December 31, 2003, 2002 and 2001, respectively.

(2)     Includes cash flows related to properties sold during the year 2002, as mentioned in Note 11.

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001

Beginning of year	38,919	30,855	25,800
Sales and transfers, net of production costs	(8,324)	(8,756)	(6,715)
Net change in sales and transfer prices, net of future production costs	(9,529)	18,166	4,359
Extensions, discoveries and improved recovery, net of future production and development costs	1,833	2,312	2,159
Changes in estimated future development costs	18	(241)	(1,581)
Development costs incurred during the year that reduced future development costs	1,902	2,067	2,018
Revisions of quantity estimates	(1,238)	(165)	743
Accretion of discount	5,846	4,490	3,750
Net change in income taxes	4,085	(5,495)	(2,352)
Purchase of reserves in place	—	—	2,838(1)
Sales of reserves in place	—	(1,735)	(1,732)
Changes in production rates (timing) and other	(1,597)	(2,579)	1,568
End of year	31,915	38,919	30,855

(1)          Includes 336 of purchase of reserves and 2,502 incorporated as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.

JOSE MARIA RANERO DIAZ
Director

Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2003, 2002 AND 2001
FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1.a)

	2003
	Cost
Main Account	Amounts at Beginning of Year	Increases		Net Decreases and Transfers		Amounts at End of Year

Land and buildings	1,936	1		(48)		1,889
Mineral property, wells and related equipment	37,166	—		1,897		39,063
Refinery equipment and petrochemical plants	6,936	—		5		6,941
Transportation equipment	1,586	—		98		1,684
Materials and equipment in warehouse	309	467		(505)		271
Drilling and work in progress	1,301	1,887		(1,947)		1,241
Furniture, fixtures and installations	377	—		(7)		370
Selling equipment	1,275	—		(35)		1,240
Other property	267	—		18		285
Total 2003	51,153	2,355	(3)(7)	(524	)(1)	52,984
Total 2002	49,060	2,682	(3)	(589	)(1)	51,153
Total 2001	43,918	7,030	(3)(5)	(1,888	)(1)	49,060

	2003
	Depreciation
	Accumulated					Accumulated			2002		2001
Main Account	at Beginning of Year	Net Decreases and Transfers	Depreciation Rate	Increases		at End of Year	Net Book Value		Net Book Value		Net Book Value

Land and buildings	754	(16)	2%	35		773	1,116		1,182		1,189
Mineral property, wells and related equipment	24,551	(53)	(2)	1,784		26,282	12,781	(4)	12,615	(4)	12,398	(4)
Refinery equipment and petrochemical plants	4,430	(2)	4-5%	236		4,664	2,277		2,506		2,334
Transportation equipment	1,084	(4)	4-5%	35		1,115	569		502		525
Materials and equipment in warehouse	—	—	—	—		—	271		309		224
Drilling and work in progress	—	—	—	—		—	1,241		1,301		1,200
Furniture, fixtures and installations	311	(13)	10%	25		323	47		66		76
Selling equipment	773	(50)	10%	87		810	430		502		600
Other property	213	2	10%	14		229	56		54		90
Total 2003	32,116	(136) (1)		2,216		34,196	18,788
Total 2002	30,424	(308) (1)		2,000		32,116			19,037
Total 2001	27,317	(1,299) (1)		4,406	(6)	30,424					18,636

(1)     Includes 108, 32 and 132 of net book value charged to fixed assets allowances for the years ended December 31, 2003, 2002 and 2001, respectively, and 428 charged to “Income from sale of long-term investments” for the year ended December 31, 2001.

(2)     Depreciation has been calculated according to the unit of production method (Note 2.e).

(3)     Includes 53, 40 and 35 corresponding to capitalized financial expenses for those assets which construction is extended in time for the years ended December 31, 2003, 2002 and 2001, respectively.

(4)     Includes 1,479, 1,636 and 1,759 of mineral property as of December 31, 2003, 2002 and 2001, respectively.

(5)     Includes 4,605 of book value corresponding to fixed assets of Astra and Repsol Argentina S.A. at the moment of their merger into YPF, and to fixed assets acquired to Pecom.

(6)     Includes 2,490 of fixed assets’ accumulated depreciation corresponding to Astra and Repsol Argentina S.A. at the moment of their merger into YPF.

(7)     Includes 133 related to hydrocarbon well abandonment obligations future costs.

JOSE MARIA RANERO DIAZ
Director

Exhibit C

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2003, 2002 AND 2001
INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES
(amounts expressed in millions of Argentine pesos - Note 1.a)

	2003															2002	2001
								Information on the Issuer
	Description of the Securities									Last Financial Statements Issued
Name and Issuer	Class	Face Value		Amount	Book Value		Cost	Main Business	Registered Address	Date	Capital Stock		Income (loss)	Equity	Holding in Capital Stock	Book Value	Book Value
Controlled companies:
YPF International S.A.	Common	Bs.	100	147,695	335		1,392	Investment	Av. José Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia	12/31/03	—	(2)	(40)	335	99.99%	425	1,831
YPF Holdings Inc.	Common	US$	0.01	100	321	(3)	424	Investment and finance	717 North Harwood Street, Dallas, Texas, U.S.A.	09/30/03	1,540		(116)	219	100.00%	485	378
Operadora de Estaciones de Servicios S.A.	Common		$1	11,880	244		258	Commercial management of YPF’s gas stations	Av. Roque Sáenz Peña 777, Buenos Aires, Argentina	12/31/03	—	(2)	2	244	99.00%	240	266
A-Evangelista S.A.	Common		$1	8,683,498	93		31	Engineering and construction services	Tucumán 744, P. 12°, Buenos Aires, Argentina	12/31/03	9		8	93	99.91%	72	55
Argentina Private Development Company Limited (in liquidation)	Common	US$	0.01	769,414	44		84	Investment and finance	P.O. Box 1109, Grand Cayman, British West Indies	12/31/01	—	(2)	3	44	100.00%	44	97
YPF Chile S.A.	—		—	—	—		—	—	—	—	—		—	—	—	—	343
					1,037		2,189									1,266	2,970
Jointly controlled companies:
Compañía Mega S.A.	Common		$1	77,292,000	279		169	Separation, fractionation and transportation of natural gas liquids	Av. Roque Sáenz Peña 777, P. 7°, Buenos Aires, Argentina	09/30/03	203		200	612	38.00%	148	176
Petroken Petroquímica Ensenada S.A.	Common		$1	40,602,826	151		103	Petrochemicals	Sarmiento 1230, P. 6°, Buenos Aires, Argentina	09/30/03	81		56	302	50.00%	124	121
Profertil S.A.	Common		$1	1,000,000	319		391	Production and marketing of fertilizers	Alicia Moreau de Justo 750, P. 1°, Of. 11, Buenos Aires, Argentina	09/30/03	2		287	638	50.00%	174	356
Refinería del Norte S.A.	Common		$1	45,803,655	184		110	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	03/31/03	92		36	321	50.00%	155	141
					933		773									601	794
Companies under significant influence:
Oleoductos del Valle S.A.	Common		$10	4,072,749	103	(1)	33	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	09/30/03	110		7	344	37.00%	112	95
PBBPolisur S.A.	Common		$1	12,838,664	100		236	Petrochemicals	Av. Eduardo Madero 900, P. 7°, Buenos Aires, Argentina	09/30/03	46		183	357	28.00%	30	105
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	47	(1)	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09/30/03	14		19	142	33.15%	45	24
Oiltanking Ebytem S.A.	Common		$10	351,167	29	(1)	7	Hydrocarbon transportation and storage	Alicia Moreau de Justo 872, P. 4°, Of. 7 , Buenos Aires, Argentina	09/30/03	12		27	115	30.00%	9	4
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	12,298,800	29		26	Gas transportation by pipeline	San Martín 323, P. 19°, Buenos Aires, Argentina	09/30/03	124		9	289	10.00%	28	29
Central Dock Sud S.A.	Common		$0.01	86,799,282	29	(3)	52	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/03	9		45	272	9.98 (5)	16	7
Gas Argentino S.A.	Common		$1	104,438,182	93	(3)	338	Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	09/30/03	230		48	347	45.33%	22	336
Inversora Dock Sud S.A.	Common		$1	40,291,975	158	(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/03	94		33	269	42.86%	139	240
Pluspetrol Energy S.A.	Common		$1	30,006,540	229		121	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/03	67		54	510	45.00%	141	242
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	8,099,280	24		1	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	09/30/03	45		26	134	18.00%	22	26
Other companies:
Others (4)	—		—	—	15		13		—	—	—		—	—	—	14	16
					856		1,020									578	1,124
					2,826		3,982									2,445	4,888

For supplemental information on main changes on companies comprising the YPF Group, see Note 11.

(1)     Holding in shareholders’ equity, net of intercompany profits.

(2)     No value is disclosed, due to book value is less than $ 1 million.

(3)     Holding in shareholders’ equity plus adjustments to conform to YPF S.A. accounting methods.

(4)     Includes Enerfin S.A. (in liquidation), A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Petróleos Transandinos YPF S.A. and Mercobank S.A. as of December 31, 2003 and 2002, and the above-mentioned companies and Apex Petroleum Inc. as of December 31, 2001.

(5)     Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.

JOSE MARIA RANERO DIAZ
Director

Exhibit E

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2003, 2002 AND 2001
ALLOWANCES AND RESERVES

(amounts expressed in millions of Argentine pesos - Note 1.a)

	2003						2002	2001
Account	Amount at Beginning of Year	Increases		Decreases		Amount at End of Year	Amount at End of Year	Amount at End of Year

Deducted from current assets:
For doubtful trade receivables	433	17		92		358	433	1,027
For other doubtful accounts	105	21		4		122	105	229
	538	38		96		480	538	1,256
Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	97	6		23		80	97	79
For reduction in value of holdings in long-term investments	191	151		49		293	191	309
For unproductive exploratory drilling	44	57		62		39	44	4
For obsolescence of materials	26	—		—		26	26	26
For fixed assets to be disposed of	57	10		46		21	57	57
	415	224		180		459	415	475
Total deducted from assets, 2003	953	262		276	(1)	939
Total deducted from assets, 2002	1,731	172		950	(1)		953
Total deducted from assets, 2001	960	956		185				1,731

Reserves for losses – current:
For miscellaneous contingencies	73	10		46		37	73	248

Reserves for losses – noncurrent:
For pending lawsuits (Note 9.a)	232	140		63		309	232	220
For miscellaneous contingencies	57	15		16		56	57	7
	289	155		79		365	289	227
Total included in liabilities, 2003	362	165		125	(1)	402
Total included in liabilities, 2002	475	276		389	(1)		362
Total included in liabilities, 2001	447	114	(2)	86				475

(1) Includes the reversal of the restatement in constant Argentine pesos of the amounts at beginning of years and of the operations of the years for monetary allowances and reserves.

(2) Includes 16 corresponding to Astra and Repsol Argentina S.A. reserves for losses, recorded at the moment of their merger into YPF.

JOSE MARIA RANERO DIAZ
Director

Exhibit F

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
COST OF SALES

(amounts expressed in millions of Argentine pesos - Note 1.a)

	2003	2002	2001

Inventories at beginning of year	594	552	675
Effect of the merger with Astra and Repsol Argentina S.A.	—	—	26
Purchases for the year	772	1,189	1,079
Production costs (Exhibit H)	6,503	6,467	5,756
Holding gains (losses) on inventories	57	18	(88)
Inventories at end of year	(675)	(594)	(552)
Cost of sales	7,251	7,632	6,896

JOSE MARIA RANERO DIAZ
Director

Exhibit G

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2003, 2002 AND 2001
FOREIGN CURRENCY ASSETS AND LIABILITIES
(amounts expressed in millions)

Account							Exchange Rate in Pesos as of 12-31-03		Book Value as of 12-31-03
	Foreign Currency and Amount
	2001		2002		2003
Current Assets
Cash	US$	2	US$	20	US$	15	2.88	(1)	43
Investments	—	—	US$	22	US$	40	2.88	(1)	115
Trade receivables	US$	289	US$	385	US$	406	2.88	(1)	1,169
	—	—		€5		€1	3.62	(1)	4
Other receivables	US$	172	US$	939	US$	1,826	2.88	(1)	5,259
Total current assets									6,590
Noncurrent Assets
Other receivables	US$	97	US$	118	US$	193	2.88	(1)	555
Total noncurrent assets									555
Total assets									7,145
Current Liabilities
Accounts payable	US$	46	US$	139	US$	225	2.93	(2)	659
	—	—	—	—		€10	3.68	(2)	37
Loans
Negotiable Obligations	US$	91	US$	289	US$	196	2.93	(2)	574
Other bank loans and other creditors	US$	336	US$	27	US$	26	2.93	(2)	76
	Yen	3,848	—	—	—	—	—		—
Related parties	US$	487	—	—	—	—	—		—
Net advances from crude oil purchasers	US$	151	US$	118	US$	89	2.93	(2)	260
Total current liabilities									1,606
Noncurrent Liabilities
Accounts payable	—	—	US$	20	US$	20	2.93	(2)	59
Loans
Negotiable Obligations	US$	981	US$	708	US$	367	2.93	(2)	1,075
Other bank loans and other creditors	US$	128	US$	100	US$	75	2.93	(2)	220
	Yen	1,896	—	—	—	—	—		—
Net advances from crude oil purchasers	US$	509	US$	391	US$	301	2.93	(2)	881
Total noncurrent liabilities									2,235
Total liabilities									3,841

(1) Buying exchange rate.

(2) Selling exchange rate.

JOSE MARIA RANERO DIAZ
Director

Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1.a)

	2003						2002	2001
	Production Costs	Administrative Expenses		Selling Expenses	Exploration Expenses	Total	Total	Total

Salaries and social security taxes	221	58		87	15	381	428	655
Fees and compensation for services	26	80	(1)	23	3	132	131	188
Other personnel expenses	88	26		20	5	139	100	114
Taxes, charges and contributions	164	4		106	—	274	223	125
Royalties and easements	1,470	—		—	—	1,470	1,587	1,068
Insurance	56	—		15	—	71	43	26
Rental of real estate and equipment	139	1		44	—	184	138	121
Survey expenses	—	—		—	58	58	31	4
Depreciation of fixed assets	2,071	24		121	—	2,216	2,000	1,916
Industrial inputs, consumable materials and supplies	444	10		21	1	476	546	380
Construction and other service contracts	330	38		43	8	419	533	512
Preservation, repair and maintenance	603	6		21	4	634	606	673
Contracts for the exploitation of productive areas	211	—		—	—	211	152	110
Unproductive exploratory drillings	—	—		—	57	57	73	88
Transportation, products and charges	419	—		494	—	913	838	648
Allowance for doubtful trade receivables	—	—		17	—	17	23	488
Publicity and advertising expenses	—	29		48	—	77	53	134
Fuel, gas, energy and miscellaneous	261	51		23	3	338	415	493

Total 2003	6,503	327		1,083	154	8,067

Total 2002	6,467	327		981	145		7,920

Total 2001	5,756	320		1,502	165			7,743

(1) Includes 2 for fees to the Directors and Statutory Auditors.

JOSE MARIA RANERO DIAZ
Director

ITEM 3

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph. See Note 12 to the primary financial statements

STATUTORY AUDIT COMMITTEE’S REPORT

To the Shareholders of
YPF SOCIEDAD ANONIMA

Dear Sirs,

In accordance with clause 5, article 294 of Law No. 19,550, the requirements of the Buenos Aires Stock Exchange and current legal requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of December 31, 2003 and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended, notes 1 to 12 and exhibits A, C, E, F, G and H. Also, we have performed the work mentioned in the following paragraph on the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2003 and the related consolidated statements of income and cash flows for the year then ended, notes 1 to 4 and exhibits A and H, disclosed as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions. Our responsibility is to report on these documents based on the work mentioned in the following paragraph.

Our work on the financial statements referred to in the first paragraph, consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we principally considered the report issued by the firm Deloitte & Co. S.R.L. dated March 4, 2004 and in accordance with generally accepted auditing standards in Argentina. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above mentioned external auditor’s report provide a reasonable basis for our report.

As described in Note 9 to the accompanying primary financial statements, during year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar in place since March 1991 and adopted a set of monetary, financial, fiscal and exchange measures. The accompanying financial statements should be read taking into account these issues. The future development of the economic crisis may require further measures from the Argentine Federal Government.

Based on our work, in our opinion:

The financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2003 referred to in the first paragraph present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2003 and the related results of its operations and its cash flows for the year then ended, in accordance with generally accepted accounting principles in Buenos Aires City, Argentina. Such accounting principles have been applied on a consistent basis, after giving retroactive effect to the modifications for the application of the new generally accepted accounting principles, as mentioned in Note 1 to the accompanying financial statements, with which we concur.

In compliance with current legal requirements, we also report that:

a)              The inventory and financial statements are recorded in the Inventory Book.

b)             As required by the Argentine Securities Commission’s General Resolution Number 340 on the independence of, and the quality of the auditing standards used by, the external auditor and the quality of the Company’s accounting principles, the report of independent public accountants described above includes a statement that they conducted their audit in accordance with generally accepted auditing standards in Argentina, which include independence standards, and the report is not qualified with respect to the application of such auditing standards and professional accounting principles in Argentina.

c)              In exercise of the control of lawfulness which is our duty, during the year we have applied the procedures described in article 294 of Law Number 19,550 as we considered necessary in the circumstances, and we have no comments to make in this regard.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Buenos Aires City, Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 12 to the accompanying financial statements).

Buenos Aires, Argentina
March 4, 2004

For Statutory Audit Committee

HOMERO BRAESSAS
Statutory Auditor

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	March 31, 2004	By:	/s/ Carlos Olivieri
			Name:	Carlos Olivieri
			Title:	Chief Financial Officer